Exhibit 99.1

Condensed consolidated income statement of Aegon N.V.

In million EUR		Six months ended June 30
	Note	2013 (unaudited)	2012 (unaudited)
Premium income	4	11,214	10,147
Investment income	5	4,061	4,228
Fee and commission income		967	913
Other revenues		4	5

Total revenues		16,246	15,293

Income from reinsurance ceded		1,364	2,024
Results from financial transactions	6	5,416	5,613
Other income	7	196	—

Total income		23,222	22,930

Benefits and expenses	8	22,200	21,651
Impairment charges / (reversals)	9	74	98
Interest charges and related fees		186	287
Other charges	10	117	18

Total charges		22,577	22,054

Share in net result of joint ventures		(3)	2
Share in net result of associates		14	18

Income before tax		656	896
Income tax (expense) / benefit		(100)	(122)

Net income		556	774

Net income attributable to:

Equity holders of Aegon N.V.		555	774
Non-controlling interests		1	—

Earnings per share (EUR per share)	17
Basic earnings per common share		0.20	0.33

Basic earnings per common share B		0.01	—

Diluted earnings per common share		0.20	0.33

Diluted earnings per common share B		0.01	—

Amounts for 2012 have been restated for the changes in accounting policies as described in note 2.

Condensed consolidated statement of comprehensive income of Aegon N.V.

In million EUR
	June 30, 2013 (unaudited)	June 30, 2012 (unaudited)
Net income	556	774

Other comprehensive income:

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	1	3
Remeasurements of defined benefit plans	289	(523)
Income tax relating to items that will not be reclassified	(109)	142

Items that may be reclassified subsequently to profit or loss:
Gains/(losses) on revaluation of available-for-sale investments	(2,890)	1,501
(Gains)/losses transferred to the income statement on disposal and impairment of available-for-sale investments	(157)	(184)
Changes in cash flow hedging reserve	(311)	116
Movement in foreign currency translation and net foreign investment hedging reserve	(29)	443
Equity movements of joint ventures	(6)	(9)
Equity movements of associates	7	19
Income tax relating to items that may be reclassified	981	(418)
Other	(3)	(5)

Other comprehensive income for the period	(2,227)	1,085

Total comprehensive income	(1,671)	1,859

Total comprehensive income attributed to:
Equity holders of Aegon N.V.	(1,669)	1,860
Non-controlling interests	(2)	(1)

Amounts for 2012 have been restated for the changes in accounting policies as described in note 2.

Condensed consolidated statement of financial position of Aegon N.V.

In million EUR	Note	June 30, 2013	December 31, 2012
		(unaudited)
ASSETS

Intangible assets	11	2,538	2,485
Investments	12	140,482	144,969
Investments for account of policyholders	13	155,893	152,968
Derivatives	14	15,889	21,134
Investments in joint ventures		1,427	1,568
Investments in associates		786	771
Reinsurance assets		11,537	11,965
Deferred expenses and rebates	16	12,111	11,644
Other assets and receivables		8,032	7,738
Cash and cash equivalents		8,069	9,590

Total assets		356,764	364,832

EQUITY AND LIABILITIES

Shareholders’ equity		21,174	23,449
Other equity instruments		4,990	5,018

Issued capital and reserves attributable to equity holders of Aegon N.V.		26,164	28,467
Non-controlling interests		11	13

Group equity		26,175	28,480

Trust pass-through securities		147	155
Subordinated borrowings		45	42
Insurance contracts		104,989	104,004
Insurance contracts for account of policyholders		79,399	76,169
Investment contracts		15,902	17,767
Investment contracts for account of policyholders		78,371	78,418
Derivatives	14	13,325	18,052
Borrowings	18	13,543	13,742
Other liabilities		24,868	28,003

Total liabilities		330,589	336,352

Total equity and liabilities		356,764	364,832

Amounts for 2012 have been restated for the changes in accounting policies as described in note 2.

Condensed consolidated statement of changes in equity of Aegon N.V.

In million EUR	Share capital[1]	Retained earnings	Revaluation reserves	Remeasurements of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non-controlling interests	Total
Six months ended June 30, 2013

At beginning of year (restated)	9,099	10,407	6,073	(1,085)	(1,045)	5,018	28,467	13	28,480

Net income recognized in the income statement	—	555	—	—	—	—	555	1	556

Items that will not be reclassified to the profit or loss:

Changes in revaluation reserve real estate held for own use	—	—	1	—	—	—	1	—	1

Remeasurements of defined benefit plans	—	—	—	289	—	—	289	—	289

Income tax relating to items that will not be reclassified	—	—	—	(109)	—	—	(109)	—	(109)

Items that may be reclassified subsequently to profit or loss:

Gains/(losses) on revaluation of available-for-sale investments	—	—	(2,890)	—	—	—	(2,890)	—	(2,890)

(Gains)/losses transferred to the income statement on disposal and impairment of available—for-sale investments	—	—	(157)	—	—	—	(157)	—	(157)

Changes in cash flow hedging reserve	—	—	(311)	—	—	—	(311)	—	(311)

Movement in foreign currency translation and net foreign investment hedging reserve	—	—	—	2	(31)	—	(29)	—	(29)

Equity movements of joint ventures	—	—	—	—	(6)	—	(6)	—	(6)

Equity movements of associates	—	—	—	—	7	—	7	—	7

Income tax relating to items that may be reclassified	—	—	1,007	—	(26)	—	981	—	981

Transfer from / to other headings	—	(1)	1	—	—	—	—	—	—

Other	—	—	—	—	—	—	—	(3)	(3)

Total other comprehensive income	—	(1)	(2,349)	182	(56)	—	(2,224)	(3)	(2,227)

Total comprehensive income / (loss) for 2013	—	554	(2,349)	182	(56)	—	(1,669)	(2)	(1,671)

Shares issued and withdrawn	2	—	—	—	—	—	2	—	2

Treasury shares	—	31	—	—	—	—	31	—	31

Dividends paid on common shares	—	(113)	—	—	—	—	(113)	—	(113)

Preferred dividend	—	(83)	—	—	—	—	(83)	—	(83)

Coupons on non-cumulative subordinated notes	—	(9)	—	—	—	—	(9)	—	(9)

Coupons on perpetual securities	—	(60)	—	—	—	—	(60)	—	(60)

Cost of issuance of non-cumulative subordinated notes (net of tax)

Share options and incentive plans	—	27	—	—	—	(28)	(1)	—	(1)

Repurchased and sold own shares	(400)	(1)	—	—	—	—	(401)	—	(401)
At end of period	8,701	10,753	3,724	(903)	(1,101)	4,990	26,164	11	26,175

Condensed consolidated statement of changes in equity of Aegon N.V.

In million EUR	Share capital[1]	Retained earnings	Revaluation reserves	Remeasurements of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non-controlling interests	Total
Six months ended June 30, 2012

At beginning of year (as previously stated)	9,097	9,403	3,464	—	(964)	4,720	25,720	14	25,734

Changes in accounting policies relating to IFRS 10	—	(122)	—	—	—	—	(122)	—	(122)

Changes in accounting policies relating to IFRS 11	—	—	17	—	(17)	—	—	—	—

Changes in accounting policies relating to IAS 19	—	15	—	(979)	—	—	(964)	—	(964)

At beginning of year (restated)	9,097	9,296	3,481	(979)	(981)	4,720	24,634	14	24,648

Net income recognized in the income statement	—	774	—	—	—	—	774	—	774

Items that will not be reclassified to the profit or loss:

Changes in revaluation reserve real estate held for own use	—	—	3	—	—	—	3	—	3

Remeasurements of defined benefit plans	—	—	—	(523)	—	—	(523)	—	(523)

Income tax relating to items that will not be reclassified	—	—	(1)	143	—	—	142	—	142

Items that may be reclassified subsequently to profit or loss:

Gains/(losses) on revaluation of available-for-sale investments	—	—	1,501	—	—	—	1,501	—	1,501

(Gains)/losses transferred to the income statement on disposal and impairment of available-for-sale investments	—	—	(184)	—	—	—	(184)	—	(184)

Changes in cash flow hedging reserve	—	—	116	—	—	—	116	—	116

Movement in foreign currency translation and net foreign investment hedging reserve	—	—	—	(21)	464	—	443	—	443

Equity movements of joint ventures	—	—	—	—	(9)	—	(9)	—	(9)

Equity movements of associates	—	—	—	—	19	—	19	—	19

Income tax relating to items that may be reclassified	—	—	(400)	—	(18)	—	(418)	—	(418)

Transfer from / to other headings	—	(20)	20	—	—	—	—	—	—

Other	—	(4)	—	—	—	—	(4)	(1)	(5)

Total other comprehensive income	—	(24)	1,055	(401)	456	—	1,086	(1)	1,085

Total comprehensive income / (loss) for 2012	—	750	1,055	(401)	456	—	1,860	(1)	1,859

Treasury shares	—	2	—	—	—	—	2	—	2

Dividends paid on common shares	—	(79)	—	—	—	—	(79)	—	(79)

Preferred dividend	—	(59)	—	—	—	—	(59)		(59)

Issuance of non-cumulative subordinated loans	—	—	—	—	—	271	271		271

Coupons on non-cumulative subordinated notes	—	(10)	—	—	—	—	(10)	—	(10)

Coupons on perpetual securities	—	(88)	—	—	—	—	(88)	—	(88)

Cost of issuance of non-cumulative subordinated notes (net of tax)	—	(10)	—	—	—	—	(10)	—	(10)

Share options and incentive plans	—	—	—	—	—	11	11	—	11

At end of period	9,097	9,802	4,536	(1,380)	(525)	5,002	26,532	13	26,545

1.	For a breakdown of share capital please refer to note 17.
2.	Issued capital and reserves attributable to equity holders of Aegon N.V.

Amounts for 2012 have been restated for the changes in accounting policies as described in note 2.

Condensed consolidated cash flow statement of Aegon N.V.

In million EUR	Six months ended June 30,
	2013 (unaudited)	2012 (unaudited)
Cash flow from operating activities	(732)	(183)

Purchases and disposals of intangible assets	(16)	(14)
Purchases and disposals of equipment and other assets	(26)	(28)
Purchases, disposals and dividends of subsidiaries and associates	151	19

Cash flow from investing activities	109	(23)

Issuance and withdrawals of share capital	33	—
Dividends paid	(196)	(138)
Repurchase and sold own shares	(401)	—
Issuances, repurchases and coupons of perpetuals	(80)	(117)
Issuances, repurchases and coupons of non cumulative subordinated notes	(12)	257
Issuances and repayments of borrowings	(255)	998

Cash flow from financing activities	(911)	1,000

Net increase / (decrease) in cash and cash equivalents	(1,534)	794
Net cash and cash equivalents at January 1	9,497	7,717
Effects of changes in foreign exchange rates	(17)	52

Net cash and cash equivalents at end of period	7,946	8,563

	June 30, 2013	June 30, 2012
Cash and cash equivalents	8,069	8,646
Bank overdrafts	(123)	(83)

Net cash and cash equivalents	7,946	8,563

Amounts for 2012 have been restated for the changes in accounting policies as described in note 2.

Notes to the Condensed Consolidated Interim Financial Statements of Aegon N.V. (unaudited)

In million EUR, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or “the company”) and its consolidated subsidiaries (“Aegon” or “the Group”) have life insurance and pensions operations in over twenty countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. It’s headquarters are located in The Hague, the Netherlands. The Group employs over 24,000 people worldwide.

1. Basis of presentation

The Condensed Consolidated Interim Financial Statements as at, and for the six months ended, June 30, 2013, have been prepared in accordance with IAS 34 “Interim financial reporting” as issued by the International Accounting Standards Board (IASB) (hereafter “IFRS”). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2012 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2012. Aegon’s Annual Report for 2012 is available on its website (aegon.com).

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the six months ended, June 30, 2013 were approved by the Executive Board on August 7, 2013.

The published figures in these Condensed Consolidated Interim Financial Statements are unaudited.

Other than for SEC reporting, Aegon prepares its Condensed Consolidated Interim Financial Statements under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared to those indicated in this Condensed Consolidated Interim Financial Statements on Form 6-K.

A reconciliation between IFRS and IFRS-EU is included in the table below:

	Shareholders’ Equity		Net income six month ended
In million EUR	30 June 2013	30 June 2012	30 June 2013	30 June 2012
In accordance with IFRS	21,174	21,530	556	774
Adjustment of EU ‘IAS 39’ carve out	(70)	—	(145)	—
Tax effect of the adjustment	—	—	36	—

Effect of the adjustment after tax	(70)	—	(109)	—

In accordance with IFRS-EU	21,104	21,530	447	774

2. Significant accounting policies

The accounting policies and methods of computation applied in the Condensed Consolidated Interim Financial Statements are the same as those applied in the 2012 consolidated financial statements, except for the newly applied accounting policies.

Adoption of new accounting policies

Aegon applies new and amended standards that require restatement of previous financial statements. These include IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IAS 19 (revised 2011) “Employee Benefits” and IAS 1 “Presentation of Financial Statements”. Application of IFRS 13 “Fair Value Measurement” is required prospectively as of the beginning of the annual reporting period.

The nature and the impact of each new standard / amendment that has been applied for the first time in 2013 is described below:

•

IFRS 7, “Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities”: The amendments to IFRS 7 enable users of the financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The amendment affects disclosure only and is included in note 19.

•

IFRS 10, “Consolidated Financial Statements”: IFRS 10 replaces all the guidance on control and consolidation in IAS 27, “Consolidated and Separate Financial Statements”, and SIC-12, “Consolidation – special purpose entities”. The application of this new standard impacted the financial position of Aegon by consolidating one securitization vehicle that was previously not consolidated. In addition for several investment funds the consolidation conclusion has been revisited, resulting in changes compared to previous years. The impact of the adoption of IFRS 10 on the financial position of Aegon is described in note 2.1.

•

IFRS 11, “Joint Arrangements”: IFRS 11 replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly-controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. The effect of this standard is that Aegon starts to account for its joint ventures on a net equity value basis. The impact of the adoption of IFRS 11 on the financial position of Aegon is described in note 2.1.

•

IFRS 12, “Disclosure of Interests in Other Entities”: IFRS 12 imposes disclosure requirements on interests in subsidiaries, associates, joint ventures, and structured entities. This standard affects disclosure only and has therefore no impact on Aegon’s financial position or performance. Aegon will provide the disclosures in the annual report 2013 as required.

•

IFRS 13, “Fair Value Measurement”: IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not impacted the fair value measurements carried out by the Group, which are described in note 2.3. IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7, “Financial Instruments: Disclosures”. Some of these disclosures, specifically for financial instruments, are required in interim condensed consolidated financial statements. Aegon provides these disclosures in note 15.

•

IAS 1, “Financial Statement Presentation – Presentation of Items of Other Comprehensive Income”: The amendments require the grouping of items within other comprehensive income that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendment affects presentation only and changes are included in the condensed statement of comprehensive income.

•

IAS 19, “Employee Benefits”: The revised standard eliminates the option to defer the recognition of actuarial gains and losses, known as the “corridor method”. The amendments streamline the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, to immediately recognize all past service costs and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The impact of the adoption of the revised IAS 19 on the financial position of Aegon is described in note 2.2.

•

IAS 27, “Separate Financial Statements”: IAS 27 was amended following the issuance of IFRS 10. The revised IAS 27 deals only with the accounting for subsidiaries, associates and joint ventures in the separate financial statements of the parent company. The application of the amendments has not impacted the financial position of the Group.

•

IAS 28, “Investments in Associates and Joint Ventures”: IAS 28 was amended following the issuance of IFRS 10 and IFRS 11. The revised IAS 28 describes the application of the equity method to investments in joint ventures in addition to associates. The application of the amendments has not impacted the financial position of the Group.

Taxes

Taxes on income for the six months interim period, ending June 30, 2013, are accrued using the tax rate that would be applicable to expected total annual earnings.

Judgments and critical accounting estimates

Preparing the Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the Condensed Consolidated Interim Financial Statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2012.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the Condensed Consolidated Interim Financial Statements:

Closing exchange rates

			USD	GBP
June 30, 2013	1	EUR	1.2999	0.8570
December 31, 2012	1	EUR	1.3184	0.8111

Weighted average exchange rates

			USD	GBP
First six months 2013	1	EUR	1.3124	0.8502
First six months 2012	1	EUR	1.2962	0.8217

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that was established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

Other

Aegon N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts.

In addition, Aegon’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict Aegon in its ability to pay dividends in the future.

2.1 Changes in accounting policies for consolidation and joint arrangements

Aegon has adopted IFRS 10 – “Consolidated Financial Statements” on January 1, 2013. Aegon also adopted IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and consequential amendments to IAS 27, “Separate Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures”, at the same time.

a. Subsidiaries

IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns.

Aegon has applied the new standard retrospectively, in accordance with the transitional provisions of IFRS 10. The application of this new standard impacted the financial position of Aegon by consolidating one securitization vehicle that was previously not consolidated. In addition, for several investment funds the consolidation conclusion has been revisited which resulted in changes compared to previous years. The effect of the change in accounting policies for consolidation on the financial position, comprehensive income and the cash flows of Aegon at January 1, 2012 and December 31, 2012 are summarized together with the impact of IFRS 11 and revised IAS 19 in note 2.4.

b. Joint arrangements

IFRS 11 replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly-controlled Entities—Non-monetary Contributions by Venturers”. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

In general, joint arrangements are contractual agreements whereby the Group undertakes with other parties an economic activity that is subject to joint control. Joint control exists when it is contractually agreed to share control of an economic activity. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Aegon has adopted IFRS 11 – “Joint Arrangements”, on January 1, 2013. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Aegon has assessed the nature of its joint arrangements and determined them to be joint ventures. The joint ventures will be accounted for using the equity method and are no longer proportionately consolidated.

Aegon has applied the new policies for interests in joint ventures occurring on or after January 1, 2012, in accordance with the transition provisions of IFRS 11. The effects of the change in accounting policies for joint arrangements on the financial position of the Group are summarized in note 2.4.

2.2 Changes in accounting policies for assets and liabilities relating to employee benefits

Aegon adopted IAS 19 – “Employee Benefits”, on January 1, 2013. As a result, Aegon changed its accounting policies for the assets and liabilities relating to employee benefits.

Aegon has applied the new policies for employee benefits retrospectively in accordance with the transitional provisions of the revised IAS 19. Aegon’s accounting policies for assets and liabilities relating to employee benefits as set out below reflect the changes under the revised IAS 19.

a. Short-term employee benefits

Prior to January 1, 2013, short-term benefits were recognized based on the employee’s entitlement to the benefits. Under the revised IAS 19 a liability is recognized for the undiscounted amount of short-term employee absences benefits expected to be settled within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized over the period in which the service is provided. Benefits that are not service-related are recognized when the event that gives rise to the obligation occurs. This change in accounting policies has no impact on Aegon’s financial position.

b. Post-employment benefits

The Group has issued defined contribution plans and defined benefit plans. A plan is classified as a defined contribution plan when the Group has no further obligation than the payment of a fixed contribution. All other plans are classified as defined benefit plans.

Defined contribution plans

The contribution payable to a defined contribution plan for services provided is recognized as an expense in the income statement. An asset is recognized to the extent that the contribution paid exceeds the amount due for services provided.

Defined benefit plans

Revised IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are recognized in other comprehensive income and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognized in profit or loss. Instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as, quantitative sensitivity disclosures.

Upon transition to revised IAS 19, Aegon recognizes all actuarial gains and losses as they occur and therefore no longer applies the corridor approach. Furthermore, past service costs are recognized immediately if the benefits have vested directly after the introduction of, or changes to, a pension plan.

The effects of the change in accounting policies for assets and liabilities relating to employee benefits on the financial position of the Group are summarized in note 2.4.

2.3 Changes in accounting policies for fair value measurement relating to financial and non-financial assets and liabilities

Aegon adopted IFRS 13 – “Fair Value Measurement”, on January 1, 2013. This resulted in the Group changing its accounting policies for the fair value measurement of financial and non-financial assets and liabilities.

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Under IFRS 13, fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

(a)	in the principal market for the asset or liability; or

(b)	in the absence of a principal market, in the most advantageous market for the asset or liability.

The application of IFRS 13 has not impacted Aegon’s fair value measurements. The description of Aegon’s methods of determining fair value is included in the consolidated financial statements 2012 and has not changed under IFRS 13. IFRS 13 requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures, specifically for financial instruments, are required in interim condensed consolidated financial statements. These disclosures are provided in note 15.

2.4 Impact of changes in accounting policies on the financial position

Impact of changes in accounting policies on condensed consolidated income statement

	YTD 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	YTD 2012 (restated)
EUR millions

Total income	23,319	(389)	—	22,930

Total charges	(22,436)	353	29	(22,054)

Share in net result of joint ventures	—	2	—	2
Share in net result of associates	18	—	—	18

Income before tax	901	(34)	29	896
Income tax (expense) / benefit	(126)	14	(10)	(122)

Net income	775	(20)	19	774

Net income attributable to:
Equity holders of Aegon N.V.	775	(20)	19	774
Non-controlling interests	—	—	—	—

Earnings per share (EUR per share)
Basic earnings per share	0.33	(0.01)	0.01	0.33
Diluted earnings per share	0.33	(0.01)	0.01	0.33

Earnings per common share calculation
Net income attributable to equity holders of Aegon N.V.	775	(20)	19	774
Preferred dividend	(59)	—	—	(59)
Coupons on other equity instruments	(98)	—	—	(98)

Earnings attributable to common shareholders	618	(20)	19	617

Weighted average number of common shares outstanding (in million)	1,883	—	—	1,883

Impact of changes in accounting policies on condensed consolidated statement of comprehensive income

	YTD 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	YTD 2012 (restated)
EUR millions

Net income	775	(20)	19	774

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	3	—	—	3
Remeasurements of defined benefit plans	—	—	(523)	(523)
Income tax relating to items that will not be reclassified	(1)	—	143	142

Items that may be reclassified to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	1,492	9	—	1,501
Changes in cash flow hedging reserve	113	3	—	116
Income tax relating to items that may be reclassified	(415)	(3)	—	(418)
Movement in foreign currency translation and net foreign investment hedging reserves	464	—	(21)	443
Equity movements of joint ventures	—	(9)	—	(9)
Other comprehensive income for the period	(170)	—	—	(170)

Total other comprehensive income for the period	1,486	—	(401)	1,085
Total comprehensive income	2,261	(20)	(382)	1,859

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	2,262	(20)	(382)	1,860
Non-controlling interests	(1)	—	—	(1)

Impact of changes in accounting policies on condensed consolidated statement of financial position

	January 1, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	January 1, 2012 (restated)	December 31, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	December 31, 2012 (restated)
EUR millions

Assets
Investments	144,079	(1,374)	—	142,705	146,182	(1,213)	—	144,969
Investments for account of policyholders	142,529	(866)	—	141,663	153,670	(702)	—	152,968
Investments in joint ventures	—	1,224	—	1,224	—	1,568	—	1,568
Defined benefit assets	303	—	(285)	18	201	—	(179)	22
Other assets	58,465	(299)	—	58,166	66,013	(708)	—	65,305

Total assets	345,376	(1,315)	(285)	343,776	366,066	(1,055)	(179)	364,832

Equity and liabilities
Shareholders’ equity	21,000	(122)	(964)	19,914	24,630	(154)	(1,027)	23,449
Other equity instruments	4,720	—	—	4,720	5,018	—	—	5,018

Issued capital and reserves attributable to equity holders of Aegon N.V.	25,720	(122)	(964)	24,634	29,648	(154)	(1,027)	28,467
Non-controlling interests	14	—	—	14	13	—	—	13

Group equity	25,734	(122)	(964)	24,648	29,661	(154)	(1,027)	28,480

Insurance contracts	104,974	(1,452)	—	103,522	105,209	(1,205)	—	104,004
Insurance contracts for account of policyholders	73,425	(866)	—	72,559	76,871	(702)	—	76,169
Investment contracts	20,847	(1)	—	20,846	17,768	(1)	—	17,767
Investment contracts for account of policyholders	71,433	—	—	71,433	78,418	—	—	78,418
Defined benefit obligations	2,184	—	1,147	3,331	2,222	—	1,328	3,550
Deferred tax liabilities	2,499	(27)	(468)	2,004	3,609	(33)	(480)	3,096
Other liabilities	44,280	1,153	—	45,433	52,308	1,040	—	53,348

Total liabilities	319,642	(1,193)	679	319,128	336,405	(901)	848	336,352

Total equity and liabilities	345,376	(1,315)	(285)	343,776	366,066	(1,055)	(179)	364,832

Impact of changes in accounting policies on condensed consolidated statement of changes in equity

	June 30, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	June 30, 2012 (restated)	December 31, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	December 31, 2012 (restated)
EUR millions

Share capital	9,097	—	—	9,097	9,099	—	—	9,099
Retained earnings	9,910	(142)	34	9,802	10,504	(155)	58	10,407
Revaluation reserves	4,510	26	—	4,536	6,082	(9)	—	6,073
Remeasurement of defined benefit plans	—	—	(1,380)	(1,380)	—	—	(1,085)	(1,085)
Other reserves	(499)	(26)	—	(525)	(1,055)	10	—	(1,045)

Shareholders’ equity	23,018	(142)	(1,346)	21,530	24,630	(154)	(1,027)	23,449

Impact of changes in accounting policies on condensed consolidated cash flow statement

	Q2 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	Q2 2012 (restated)
EUR millions

Cash flow from operating activities	(228)	45	—	(183)

Cash flow from investing activities	(48)	25	—	(23)

Cash flow from financing activities	1,052	(52)	—	1,000

Net increase / (decrease) in cash and cash equivalents	776	18	—	794

Net cash and cash equivalents at January 1	7,826	(109)	—	7,717
Effects of changes in foreign exchange rates	52	—	—	52

Net cash and cash equivalents at end of period	8,654	(91)	—	8,563

	June 30, 2012 (previously reported)	Change in accounting policy IFRS 10/11	Change in accounting policy IAS 19	June 30, 2012 (restated)

Cash and cash equivalents	8,737	(91)	—	8,646
Bank overdrafts	(83)	—	—	(83)

Net cash and cash equivalents	8,654	(91)	—	8,563

3. Segment information

3.1 Income statement

Six months ended June 30, 2013

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates elimination	Consolidated
Underlying earnings before tax geographically	672	159	51	114	(72)	(1)	923	(25)	898
Fair value items	(379)	36	(3)	(11)	(54)	—	(411)	28	(383)
Realized gains / (losses) on investments	77	86	29	3	—	—	195	(1)	194
Impairment charges	(55)	(22)	(16)	(6)	—	—	(99)	—	(99)
Impairment reversals	25	—	—	—	—	—	25	—	25
Other income / (charges)	(6)	(27)	(46)	102	—	—	23	(1)	22
Run-off businesses	(1)	—	—	—	—	—	(1)	—	(1)

Income before tax	333	232	15	202	(126)	(1)	655	1	656

Income tax (expense) / benefit	(53)	(45)	(1)	(29)	29	—	(99)	(1)	(100)

Net income	280	187	14	173	(97)	(1)	556	—	556

Inter-segment underlying earnings	(89)	(28)	(29)	131	15	—

Revenues
Life insurance gross premiums	3,091	2,631	3,546	719	1	(38)	9,950	(245)	9,705
Accident and health insurance	896	172	—	95	4	(4)	1,163	(8)	1,155
General insurance	—	278	—	82	—	—	360	(6)	354

Total gross premiums	3,987	3,081	3,546	896	5	(42)	11,473	(259)	11,214
Investment income	1,696	1,097	1,182	125	171	(172)	4,099	(38)	4,061
Fee and commission income	628	163	56	275	—	(121)	1,001	(34)	967
Other revenues	3	—	—	1	2	—	6	(2)	4

Total revenues	6,314	4,341	4,784	1,297	178	(335)	16,579	(333)	16,246

Inter-segment revenues	10	—	1	149	175

3.1 Income statement (continued)

Six months ended June 30, 2012

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates elimination	Consolidated
Underlying earnings before tax geographically	652	155	56	152	(117)	(2)	896	(31)	865
Fair value items	(15)	168	(3)	(5)	85	—	230	21	251
Realized gains / (losses) on investments	63	28	34	5	—	—	130	—	130
Impairment charges	(93)	(6)	—	(4)	(4)	2	(105)	—	(105)
Impairment reversals	24	—	—	—	—	(2)	22	—	22
Other income / (charges)	(2)	(269)	19	(18)	(1)	—	(271)	(1)	(272)
Run-off businesses	5	—	—	—	—	—	5	—	5

Income before tax	634	76	106	130	(37)	(2)	907	(11)	896

Income tax (expense) / benefit	(126)	21	(10)	(45)	27	—	(133)	11	(122)

Net income	508	97	96	85	(10)	(2)	774	—	774

Inter-segment underlying earnings	(93)	(33)	(32)	143	15

Revenues
Life insurance gross premiums	3,196	2,182	2,987	756	—	(34)	9,087	(426)	8,661
Accident and health insurance	900	152	—	104	2	(2)	1,156	(9)	1,147
General insurance	—	268	—	71	—	—	339	—	339

Total gross premiums	4,096	2,602	2,987	931	2	(36)	10,582	(435)	10,147
Investment income	1,820	1,143	1,189	175	188	(187)	4,328	(100)	4,228
Fee and commission income	579	166	66	257	—	(134)	934	(21)	913
Other revenues	1	—	—	1	3	—	5	—	5

Total revenues	6,496	3,911	4,242	1,364	193	(357)	15,849	(556)	15,293

Inter-segment revenues	16	—	1	154	186

Non-IFRS measures

For segment reporting purposes the following non-IFRS financial measures are included: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Aegon believes that its non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policies alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Underlying earnings

Certain assets held by Aegon Americas, Aegon The Netherlands and Aegon United Kingdom are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets.

Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges / reversals

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios on amortized cost and associates respectively.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in Spain, China and Japan and Aegon’s associates in Spain, India, Brazil and Mexico are reported on an underlying earnings basis.

3.2 Investments geographically

At June 30, 2013

Investments

				amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Nether- lands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total EUR
1,899	46	Shares	1,461	450	53	22	—	(2)	1,984
80,800	8,756	Debt securities	62,158	19,599	10,217	2,725	—	—	94,699
11,483	2	Loans	8,834	22,942	3	518	—	—	32,297
11,899	135	Other financial assets	9,153	286	158	24	313	—	9,934
958	—	Investments in real estate	737	830	—	1	—	—	1,568

107,039	8,939	Investments general account	82,343	44,107	10,431	3,290	313	(2)	140,482

1,734	13,242	Shares	1,334	8,210	15,451	64	—	(6)	25,053
6,623	10,031	Debt securities	5,095	15,204	11,705	142	—	—	32,146
84,079	19,803	Separate accounts and investment funds	64,681	—	23,107	5,644	—	—	93,432
396	3,053	Other financial assets	305	425	3,563	12	—	—	4,305
—	821	Investments in real estate	—	—	957	—	—	—	957

92,832	46,950	Investments for account of policyholders	71,415	23,839	54,783	5,862	—	(6)	155,893

199,871	55,889	Investments on balance sheet	153,758	67,946	65,214	9,152	313	(8)	296,375
141,019	111	Off balance sheet investments third parties	108,485	1,021	130	59,855	—	—	169,491

340,890	56,000	Total revenue generating investments	262,243	68,967	65,344	69,007	313	(8)	465,866

		Investments
88,822	8,896	Available-for-sale	68,330	19,836	10,380	2,740	13	—	101,299
11,483	2	Loans	8,834	22,942	3	518	—	—	32,297
98,608	46,170	Financial assets at fair value through profit or loss	75,857	24,338	53,874	5,893	300	(8)	160,254
958	821	Investments in real estate	737	830	957	1	—	—	2,525

199,871	55,889	Total investments on balance sheet	153,758	67,946	65,214	9,152	313	(8)	296,375

—	—	Investments in joint ventures	—	825	—	602	—	—	1,427
114	6	Investments in associates	88	21	7	666	4	—	786
32,798	5,249	Other assets	25,231	22,016	6,125	3,340	34,362	(32,898)	58,176

232,783	61,144	Consolidated total assets	179,077	90,808	71,346	13,760	34,679	(32,906)	356,764

3.2 Investments geographically (continued)

At December 31, 2012

Investments

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Nether- lands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total
1,833	42	Shares	1,390	412	51	16	—	(2)	1,867
83,964	8,975	Debt securities	63,686	19,256	11,066	2,817	—	—	96,825
11,748	4	Loans	8,910	22,193	5	552	—	—	31,660
15,434	175	Other financial assets	11,707	286	216	22	759	—	12,990
1,009	—	Investments in real estate	766	860	—	1	—	—	1,627

113,988	9,196	Investments general account	86,459	43,007	11,338	3,408	759	(2)	144,969

1,956	12,107	Shares	1,484	8,406	14,927	63	—	(6)	24,874
6,988	10,508	Debt securities	5,300	16,266	12,954	162	—	—	34,682
77,824	19,136	Separate accounts and investment funds	59,029	—	23,593	5,778	—	—	88,400
207	2,761	Other financial assets	157	422	3,404	21	—	—	4,004
—	817	Investments in real estate	—	—	1,008	—	—	—	1,008

86,975	45,329	Investments for account of policyholders	65,970	25,094	55,886	6,024	—	(6)	152,968

200,963	54,525	Investments on balance sheet	152,429	68,101	67,224	9,432	759	(8)	297,937
132,796	8	Off balance sheet investments third parties	100,725	1,052	10	59,301	—	—	161,088

333,759	54,533	Total revenue generating investments	253,154	69,153	67,234	68,733	759	(8)	459,025
		Investments

95,282	9,155	Available-for-sale	72,271	19,717	11,286	2,826	19	—	106,119
11,748	4	Loans	8,910	22,193	5	552	—	—	31,660
92,924	44,549	Financial assets at fair value through profit or loss	70,482	25,331	54,925	6,053	740	(8)	157,523
1,009	817	Investments in real estate	766	860	1,008	1	—	—	2,635

200,963	54,525	Total investments on balance sheet	152,429	68,101	67,224	9,432	759	(8)	297,937

—	—	Investments in joint ventures	—	854	—	714	—	—	1,568
119	6	Investments in associates	90	21	8	648	4	—	771
33,852	5,104	Other assets	25,586	27,508	6,284	3,318	37,926	(36,066)	64,556

234,934	59,635	Consolidated total assets	178,105	96,484	73,516	14,112	38,689	(36,074)	364,832

4. Premium income and premium to reinsurers

In million EUR
	2013	2012
Gross
Life	9,705	8,661
Non-Life	1,509	1,486

Total	11,214	10,147

Reinsurance
Life	1,365	1,624
Non-Life	182	201

Total	1,547	1,825

5. Investment income

In million EUR
	2013	2012
Interest income	3,396	3,711
Dividend income	606	459
Rental income	59	58

Total investment income	4,061	4,228

Investment income related to general account	2,797	2,949
Investment income for account of policyholders	1,264	1,279

Total	4,061	4,228

6. Results from financial transactions

In million EUR
	2013	2012
Net fair value change of general account financial investments at FVTPL other than derivatives	123	250
Realized gains and losses on financial investments	188	245
Gains and (losses) on investments in real estate	(26)	(37)
Net fair value change of derivatives	(334)	364
Net fair value change on for account of policyholder financial assets at FVTPL	5,462	4,798
Net fair value change on investments in real estate for account of policyholders	(33)	(19)
Net foreign currency gains and (losses)	4	12
Net fair value change on borrowings and other financial liabilities	33	(6)
Realized gains and (losses) on repurchased debt	(1)	6

Total	5,416	5,613

Net fair value change on for accounts of policyholder financial assets at fair value through profit or loss are offset by amounts in the Claims and benefits line reported in note 8 – Benefits and expenses.

7. Other income

Other income in 2013 mainly reflects the recapture of certain reinsurance contracts (EUR 85 million) and a book gain of EUR 102 million related to the sale of the joint venture with Unnim. The book gain of EUR 102 million includes an amount of EUR 26 million which is recycled from equity through profit and loss.

8. Benefits and expenses

In million EUR
	2013	2012
Claims and benefits	20,777	20,203
Employee expenses	1,040	991
Administration expenses	549	512
Deferred expenses	(767)	(725)
Amortization expenses	601	670

Total	22,200	21,651

Claims and benefits paid to policyholders, includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. In addition, commissions and expenses are included, as well as premium paid to reinsurers. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6).

9. Impairment charges/(reversals)

In million EUR
	2013	2012
Impairment charges/(reversals) comprise
Impairment charges on financial assets, excluding receivables[1]	103	116
Impairment reversals on financial assets, excluding receivables[1]	(25)	(22)
Impairment charges on non-financial assets and receivables	(4)	4

Total	74	98

Impairment charges on financial assets, excluding receivables, from:
Shares	—	4
Debt securities and money market instruments	63	86
Loans	40	25
Other	—	1

Total	103	116

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(22)	(17)
Loans	(3)	(5)

Total	(25)	(22)

[1]	Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

10. Other charges

Other charges mainly includes EUR 81 million related to a further increase in reserves in connection with the company’s use of the Social Security Administration’s death master-file in the United States and the loss of EUR 22 million on the sale of national independent financial advisor Positive Solutions in the United Kingdom.

Other charges in 2012 mainly includes EUR 16 million related to the Hungarian bank tax. Due to regulation changes in Hungary, the bank tax has been replaced by a recurring insurance tax for which charges are recognized in operating expenses effective January 1, 2013.

11. Intangible assets

In million EUR
	June 30, 2013	December 31, 2012
Goodwill	271	266
VOBA	1,831	1,777
Future servicing rights	370	383
Software	58	50
Other	8	9

Total intangible assets	2,538	2,485

The increase in goodwill mainly reflects the acquisition of 100% of Fidem Life, a life insurance company in Ukraine. The increase in value of business acquired (VOBA) is mainly attributable to the net impact of regular amortization and shadow accounting.

In June 2013, the Polish government started a consultation process with regard to an overhaul of the existing state pension system. Although at this moment it is unclear what the outcome of this consultation process will be, any changes made to the state pension system in Poland may affect Aegon’s Polish pension business and the value Aegon has attributed to this business. At June 30, 2013, intangible assets capitalized on Aegon’s statement of financial position relating to Aegon’s Polish pension business amount to EUR 188 million.

12. Investments

In million EUR
	June 30, 2013	December 31, 2012
Available-for-sale (AFS)	101,299	106,119
Loans	32,297	31,660
Financial assets at fair value through profit or loss (FVTPL)	5,318	5,563

Total financial assets, excluding derivatives	138,914	143,342
Investments in real estate	1,568	1,627

Total investments for general account	140,482	144,969

Financial assets, excluding derivatives

	AFS	FVTPL	Loans	Total
Shares	846	1,138	—	1,984
Debt securities	93,166	1,533	—	94,699
Money market and other short-term investments	6,077	678	—	6,755
Mortgages	—	—	28,984	28,984
Private loans	—	—	991	991
Deposits with financial institutions	—	—	77	77
Policy loans	—	—	2,104	2,104
Other	1,210	1,969	141	3,320

At June 30, 2013	101,299	5,318	32,297	138,914

	AFS	FVTPL	Loans	Total
Shares	824	1,043	—	1,867
Debt securities	95,394	1,431	—	96,825
Money market and other short-term investments	8,687	1,084	—	9,771
Mortgages	—	—	28,298	28,298
Private loans	—	—	1,012	1,012
Deposits with financial institutions	—	—	96	96
Policy loans	—	—	2,103	2,103
Other	1,214	2,005	151	3,370

At December 31, 2012	106,119	5,563	31,660	143,342

European peripheral country exposure

Aegon’s exposure to central governments of European peripheral countries Portugal, Italy, Ireland, Greece and Spain amounts to EUR 349 million (December 31, 2012: EUR 330 million). Exposure to governments of Italy and Spain increased, being partially offset by a decrease of the exposure to the government of Ireland.

The following table provides the amortized cost and fair value of Aegon’s exposure to European peripheral countries. Investments held by joint ventures and associates are not included.

	Central Government		Banks		RMBS		Corporates and other		June 30, 2013 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	1	1	—	—	28	25	47	46	76	72
Italy	62	62	84	84	31	29	573	560	750	735
Ireland	3	3	—	—	58	52	308	323	369	378
Greece	—	—	—	—	3	3	—	—	3	3
Spain	283	290	106	96	198	190	586	606	1,173	1,182

	349	356	190	180	318	299	1,514	1,535	2,371	2,370

	Central Government		Banks		RMBS		Corporates and other		December 31, 2012 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	1	1	—	—	31	27	47	45	79	73
Italy	36	36	78	76	33	33	563	562	710	707
Ireland	18	18	—	—	160	140	295	324	473	482
Greece	—	—	—	—	4	2	23	25	27	27
Spain	275	268	118	107	183	171	574	601	1,150	1,147

	330	323	196	183	411	373	1,502	1,557	2,439	2,436

13. Investments for account of policyholders

In million EUR
	June 30, 2013	December 31, 2012
Shares	25,053	24,874
Debt securities	32,146	34,682
Money market and other short-term investments	962	1,480
Deposits with financial institutions	2,955	2,087
Separate accounts and unconsolidated investment funds	93,432	88,400
Other	388	437

Total investments for account of policyholders at FVTPL, excluding derivatives	154,936	151,960
Investments in real estate	957	1,008

Total investments for account of policyholders	155,893	152,968

14. Derivatives

There have been no material changes in the composition of the derivative portfolio during the first six months of 2013. The movements in derivative balances mainly result from changes in interest rates and other market conditions.

15. Fair value

The table below provides an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy EUR millions	Level I	Level II	Level III	Total
Financial assets carried at fair value Available-for-sale investments
Shares	212	289	345	846
Debt securities	22,075	68,386	2,705	93,166
Money markets and other short-term instruments	—	6,077	—	6,077
Other investments at fair value	21	306	883	1,210

June 30, 2013	22,308	75,058	3,933	101,299

Fair value through profit or loss
Shares	1,036	102	—	1,138
Debt securities	103	1,416	14	1,533
Money markets and other short-term instruments	300	378	—	678
Other investments at fair value	—	502	1,467	1,969
Investments for account of policyholders[1]	93,527	59,472	1,937	154,936
Derivatives	56	15,593	240	15,889

June 30, 2013	95,022	77,463	3,658	176,143

Total financial assets at fair value	117,330	152,521	7,591	277,442

Financial liabilities carried at fair value
Investment contracts for account of policyholders[2]	10,990	19,546	131	30,667
Borrowings[3]	524	500	—	1,024
Derivatives	42	11,616	1,667	13,325

Total financial liabilities at fair value	11,556	31,662	1,798	45,016

[1]	The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I and II

Aegon’s policy is to record transfers of assets and liabilities between Level I and Level II at their fair values as of the beginning of each reporting period. During the first six months of 2013, the amount of assets and liabilities transferred from Level II to Level I was EUR 457 million. Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the six-month period ended June 30, 2013:

Fair value transfers EUR millions	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value available-for-sale investments
Shares	—	1
Debt securities	—	232

June 30, 2013	—	233

Fair value through profit or loss
Investments for account of policyholders	—	224

June 30, 2013	—	224

Total financial assets at fair value	—	457

Movements in Level III financial instruments measured at fair value

The following table summarize the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level III), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments	January 1, 2013	Total gains / losses in income statement[1]	Total gains / losses in OCI[2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2013	Total gains or losses for the period included in the profit and loss for instruments held at June 30, 2013³
Financial assets carried at fair value available-for-sale investments
Shares	376	3	5	16	(50)	(5)	1	—	(1)	345	—
Debt securities	2,643	5	81	550	(138)	(236)	17	180	(397)	2,705	—
Other investments at fair value	883	(57)	78	55	(20)	(69)	13	—	—	883	—

	3,902	(49)	164	621	(208)	(310)	31	180	(398)	3,933	—

Fair value through profit or loss
Shares
Debt securities	14	(1)	—	—	—	—	—	1	—	14	—
Other investments at fair value	1,416	69	—	15	(132)	—	20	95	(16)	1,467	75
Investments for account of policyholders	1,715	131	—	189	(190)	—	(9)	120	(19)	1,937	62
Derivatives	301	(43)	—	3	(15)	—	(6)	—	—	240	(22)

	3,446	156	—	207	(337)	—	5	216	(35)	3,658	115

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(109)	(19)	—	(3)	2	—	(2)	—	—	(131)	(19)
Derivatives	(2,318)	654	—	—	—	—	(5)	—	2	(1,667)	654

	(2,427)	635	—	(3)	2	—	(7)	—	2	(1,798)	635

[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.
[2]

Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

[3]	Total gains / (losses) for the period during which the financial instrument was in Level III.

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period. During the second quarter of 2013, Aegon transferred certain financial instruments from Level I and Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the second quarter in 2013, Aegon transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

The table below presents information about the significant unobservable inputs used for recurring and non-recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs

EUR millions	Carrying amount June 30, 2013	Valuation technique[1]	Significant unobservable input[2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	205	Broker quote	n.a.	n.a.
	140	Other	n.a.	n.a.

	345

Debt securities
RMBS	223	Broker quote	n.a.	n.a.
	62	Other	n.a.	n.a.
CMBS	43	Broker quote	n.a.	n.a.
	—	Other	n.a.	n.a.
ABS	216	Discounted cash flow	Discount rate	3% – 8% (6.69%	)
	1,403	Broker quote	n.a.	n.a.
	183	Other	n.a.	n.a.
Corporate bonds	219	Discounted cash flow	Credit spread	0.3% – 3.7% (2.82%	)
	300	Broker quote	n.a.	n.a.
	35	Other	n.a.	n.a.
Sovereign debt	21	Broker quote	n.a.	n.a.

	2,705

Other investments at fair value
Tax credit investments	735	Discounted cash flow	Discount rate	8.2%
Other	148	Net asset value	n.a.	n.a.
	—	Other	n.a.	n.a.

	883

June 30, 2013	3,933

Fair value through profit or loss
Debt securities	14	Other	n.a.	n.a.

Other investments at fair value
Real estate investments	733	Net asset value	n.a.	n.a.
Private equity investments	621	Net asset value	n.a.	n.a.
Hedge funds	113	Net asset value	n.a.	n.a.

	1,467

Derivatives	146	Discounted cash flow	Mortality	Aegon 2012-2062 mortality table
	7	Other	n.a.	n.a.

	153

June 30, 2013	1,634

Total financial assets at fair value	5,567

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	1,494	Discounted cash flow	Credit spread	0.65%
Other	173	Other	n.a.	n.a.

Total financial liabilities at fair value	1,667

[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.

Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 87 million.

The valuation techniques included in the table above are described in more detail below:

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in the Federal Home Loan Bank for an amount of EUR 110 million that are measured at par, which are reported as part of Other. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the bank.

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS) and asset-backed securities (ABS)

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations are based on a pricing hierarchy and depending on the asset type the pricing hierarchy consists of a waterfall that starts with making use of market prices from indices and follows with making use of third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is illiquidity premium which is embedded in the discount rate.

Corporate bonds

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place.

Real estate investments, private equity investments and hedge funds

The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Sovereign debt

When available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. When Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

Certain bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in the Netherlands, including group pension and traditional products; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread.

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Effect of reasonably possible alternative assumptions

EUR millions	Carrying amount June 30, 2013	Significant unobservable input	Note		Effect of reasonably possible alternative assumptions (+/-)
					increase	decrease
Financial assets carried at fair value available-for-sale investments
Debt securities
ABS	216	Discount rate		a	22	(21)
Corporate bonds	219	Credit spread		b	19	(16)

Other investments at fair value
Tax credit investments	735	Discount rate		c	13	(13)

Fair value through profit or loss
Derivatives	146	Mortality		d	14	(14)

Financial liabilities carried at fair value
Embedded derivatives in insurance contracts	1,494	Credit spread		e	97	(91)

The table above presents the impact on a fair value measurement of a change in an unobservable input. The impact of changes in inputs may not be independent, therefore the descriptions provided below indicate the impact of a change in an input in isolation.

a)	The primary unobservable assumptions used in fair value measurement of asset backed securities is in general a liquidity premium in the discount rate. Changing the liquidity premium changes the discount rate when using the discounted cash flow model. Increasing or decreasing the liquidity premium respectively decreases or increases the value of the investment. Aegon adjusted the discount rate with 100 basis points up or down for this input.
b)	For corporate bonds the most significant unobservable input for the valuation of these securities is the credit spread. An increase in credit spread results in a lower valuation, while a decrease in credit spread results in a higher valuation. Aegon adjusted the discount rate by 50 basis points up or down for this input.
c)	Tax credit investments are measured at fair value using an internal model. The most significant unobservable input for valuation of these tax credits is the discount rate. Increasing or decreasing the discount rate would result in respectively a lower or higher valuation. Aegon adjusted the discount rate by 50 basis points up or down for this input.
d)	The derivative included is a longevity index derivative of Aegon The Netherlands. Most significant unobservable inputs are mortality tables. The mortality table used to determine the fair value of this derivative is the projected Aegon 2012-2062 table. Changing the mortality rates changes the cash flow expectations from this derivative. Increasing (decreasing) the mortality rates decreases (increases) the value of the investment. Aegon adjusted longevity with 2% up or down for this input, compared to the prospective mortality table in determining the value of this derivative.
e)	To determine the fair value of the bifurcated embedded derivatives related to guarantees, a discount rate is used including credit spread. An increase in the credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives. Aegon increased or decreased the credit spread by 20 basis points.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value

EUR millions	Carrying amount June 30, 2013	Total estimated fair value June 30, 2013
Assets
Mortgage loans – held at amortized cost	28,890	33,204
Private loans – held at amortized cost	991	1,087
Other loans – held at amortized cost	2,322	2,322

Liabilities
Trust pass-through securities – held at amortized cost	147	130
Subordinated borrowings – held at amortized cost	45	62
Borrowings – held at amortized cost	12,519	12,746

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

16. Deferred expenses and rebates

In million EUR
	June 30, 2013	December 31, 2012
DPAC for insurance contracts and investment contracts with discretionary participation features	11,171	10,681
Deferred cost of reinsurance	537	558
Deferred transaction costs for investment management services	403	405

Total deferred expenses and rebates	12,111	11,644

17. Share capital

In million EUR
	June 30, 2013	December 31, 2012
Share capital – par value	323	319
Share premium	8,378	8,780

Total share capital	8,701	9,099
Share capital – par value
Balance at January 1	319	310
Issuance	84	2
Withdrawal	(82)	—
Share dividend	2	7

Balance	323	319

Share premium
Balance at January 1	8,780	8,787
Withdrawal	(400)	—
Share dividend	(2)	(7)

Balance	8,378	8,780

On February 15, 2013, Aegon and Vereniging Aegon (‘the Association’) announced their agreement to cancel all of Aegon’s preferred shares, of which the Association was the sole owner. Following the approval of the new capital structure by the Annual General Meeting of Shareholders on May 15, 2013, Aegon has now exchanged all preferred shares for EUR 400 million in cash, the equivalent of EUR 655 million in common shares and EUR 83 million of dividends on the preferred shares.

Based on the volume-weighted average price of Aegon common shares on Euronext Amsterdam of EUR 4.86, which was announced on March 1, 2013, the preferred shares were converted into 121 million common shares and 566 million common shares B. Following the conversion, the Association obtained a total of 293 million common shares and 566 million common shares B.

Vereniging Aegon exercised its option right to purchase 13 million common shares B for EUR 0.1275 to correct the dilution caused by the issuance of shares bringing the total of common shares B held by Vereninging Aegon at 579 million.

Basic and diluted earnings per share

In million EUR	Six months ended June 30
	2013	2012
Earnings per share (EUR per share)
Basic earnings per common share	0.20	0.33
Basic earnings per common share B	0.01	—
Diluted earnings per common share	0.20	0.33
Diluted earnings per common share B	0.01	—

Earnings per common share calculation
Net income attributable to equity holders of Aegon N.V.	555	774
Preferred dividend	(83)	(59)
Coupons on other equity instruments	(69)	(98)

Earnings attributable to common shares and common shares B	403	617

Earnings attributable to common shareholders	402	617
Earnings attributable to common shareholders B	1	—

Weighted average number of common shares outstanding (in million)	1,978	1,883
Weighted average number of common shares B outstanding (in million)	150	—

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. During the first six months ending June 30, 2013, and during 2012 the average share price did not exceed the exercise price of these options. As a result diluted earnings per share does not differ from basic earnings per share.

Interim dividend

The 2013 interim dividend amounted EUR 0.11 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The Annual General Meeting of shareholders on May 15, 2013 approved a final dividend over 2012 payable in either cash or stock related to the second half of 2012, paid in the first half of 2013. The cash dividend amounted EUR 0.11 per common share, and the stock dividend amounts to one new Aegon common share for every 47 common shares held. The stock dividend and cash dividend are approximately equal in value.

18. Borrowings

In million EUR	June 30, 2013	December 31, 2012
Debentures and other loans	13,040	13,219
Commercial paper	362	413
Short term deposits	18	17
Bank overdrafts	123	93

Total borrowings	13,543	13,742

Debentures and other loans

Included in Debentures and other loans is EUR 1,024 million relating to borrowings measured at fair value (2012: EUR 1,050 million).

On March 26, 2013, Aegon signed an agreement with a third party to sell class A mortgage backed securities (RMBS) amounting to EUR 750 million. These securities consist of two tranches:

•	EUR 100 million of class A1 notes with an expected weighted average life of two years and priced with a coupon of three month Euribor plus 0.40%; and

•	EUR 650 million of class A2 notes with an expected weighted average life of five years and priced with a coupon of three month Euribor plus 0.82%.

On June 3, 2013, Aegon redeemed USD 750 million senior notes (EUR 580 million), which matured.

Commercial paper, Short-term deposits and Bank overdrafts vary with the normal course of business.

19. Offsetting, enforceable master netting arrangements and similar agreements

The following table provides details relating to the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount
Derivatives	15,766	33	15,733	11,214	4,011	508
June 30, 2013	15,766	33	15,733	11,214	4,011	508

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pleged (excluding surplus collateral)	Net amount
Derivatives	11,739	33	11,706	11,299	64	343
June 30, 2013	11,739	33	11,706	11,299	64	343

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount
Derivatives	20,776	40	20,736	15,584	4,686	466
December 31, 2012	20,776	40	20,736	15,584	4,686	466

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

				Related amounts not set off in the statements of financial position
EUR millions	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pleged (excluding surplus collateral)	Net amount
Derivatives	15,471	40	15,431	15,099	2	329
December 31, 2012	15,471	40	15,431	15,099	2	329

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously.

Aegon mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in ISDA master netting agreements for each of the Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps. These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivative, securities lending and securities borrowing activities, as well as requirements determined by exchanges where the bank acts as intermediary.

20. Commitments and contingencies

KoersPlan

On June 14, 2013, the Supreme Court denied Aegon’s appeal and confirmed the ruling of the Court of Appeal from 2011 in the KoersPlan case. Aegon will compensate the approximately 35.000 policyholders of KoersPlan-products who were plaintiffs in the litigation. To cover for this liability, Aegon set up a provision of EUR 25 million in Q2 2013. For policyholders of KoersPlan-products not plaintiffs in the litigation, the company is establishing whether any adjustment of the premium is appropriate.

There have been no other material changes in contingent assets and liabilities as reported in the 2012 consolidated financial statements of Aegon.

21. Acquisitions / Divestments

Fidem Life

On February 8, 2013, Aegon closed the acquisition of 100% of Fidem Life, a life insurance company in Ukraine. Fidem Life is rebranded ‘Aegon Ukraine’ and is integrated into the governance and management structure of Aegon CEE.

Strategic partnership with Banco Santander

Aegon has completed an exclusive 25-year strategic partnership with Banco Santander, Spain’s largest financial group, first announced last December. Under the terms of the agreement, Aegon has acquired a 51% stake in both a life insurance company as well as in a non-life insurance company for a consideration of EUR 220 million. The joint ventures will distribute life and general insurance products through Banco Santander’s extensive branch network. Aegon Spain will provide the back-office services to the joint venture companies.

Unnim

Aegon has finalized exiting its life, health and pension joint venture with Unnim and sold its 50% stake to Unnim for a total consideration of EUR 353 million. The sale resulted in a book gain of EUR 102 million before tax.

Positive Solutions

On June 12, 2013, Aegon UK announced the sale of national independent financial advisor (IFA) Positive Solutions to Intrinsic Financial Services. The loss on the sale amounts to EUR 22 mln. The sale is expected to complete in the third quarter.

22. Events after the balance sheet date

CAM

On July 19, 2013, the sale of Aegon’s 50% stake in its life insurance partnership originally established with Caja de Ahorros del Mediterráneo (CAM) was closed. The consideration amounted to EUR 449.5 million and resulted in a book gain of approximately EUR 74 million which will be recorded in Q3 2013.

There were no events after the balance sheet date with a significant impact on the financial position of the company per June 30, 2013.

ITEM 2:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

Aegon is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors and research analysts. Aegon has substantive supplemental information in its annual and quarterly accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies Aegon applies to manage its risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of Aegon’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosure About Market Risk” as included in the Cross reference table Form 20-F in Aegon’s 2012 Annual Report on Form 20-F filed with the SEC on March 22, 2013.

2.2 Application of Critical Accounting Policies—IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon Aegon’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contract term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators.

Reserve for guaranteed minimum benefits

See Item 2.2.iii of this Form 6-K for further discussion on guaranteed minimum benefits in our insurance products.

DPAC and VOBA

A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller country units, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the guarantee is in the money. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

For the first half of 2013, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 9% (2012: 9%). On a quarterly basis, the difference between the estimated equity market return and the actual market return is unlocked.

In 2012, to reflecting the low interest rate environment, Aegon kept its long-term assumption for 10-year US Treasury yields at 4.75% (graded uniformly over the next five years) and the 90-day treasury yield at 0.2% for the next two years followed by a three year grade to 3%. In addition, Aegon’s assumed return for US separate account bond fund returns remains at 4% over the next five years, followed by a return of 6% thereafter. These assumptions, as well as Aegon’s assumptions on the long-term credit spread or default assumptions, remained unchanged during the first six months of 2013.

A 1% decrease in the expected long-term equity growth rate with regards to Aegon’s variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 148 million (2012: EUR 160 million). The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2 billion at June 30, 2013 (2012: EUR 2 billion).

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (“EGP”) calculations include a net interest rate margin, which Aegon assumes will remain practically stable under any reasonably likely interest-rate scenario.

Applying a reasonably possible increase to the mortality assumption, which varies by block of business, would reduce net income by approximately EUR 50 million (2012: EUR 66 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 42 million (2012: EUR 40 million).

Any reasonably possible change in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses, inflation and disability) would reduce net income by less than EUR 37 million (per assumption change) (2012: EUR 35 million).

DPAC

The movements in DPAC including deferred cost of reinsurance over the first six months of 2013 compared to the first six months of 2012 can be summarized and compared as follows:

In million EUR
	Six months ended June 30
	2013	2012
At January 1	11,239	10,989
Costs deferred/rebates granted during the year	747	701
Amortization through income statement	(499)	(564)
Shadow accounting adjustments	373	(169)
Net exchange rate differences	(150)	283
Other	(2)	2

At June 30	11,708	11,242

DPAC per strategic business unit is as follows per June 30, 2013 and December 31, 2012:

In million EUR
	Americas	The Netherlands	United Kingdom	New Markets	Total
Life	5,371	124	137	558	6,190
Individual savings and retirement products	1,489	—	—	34	1,523
Pensions	—	32	3,177	—	3,209
Run-off businesses	786	—	—	—	786

At June 30, 2013	7,646	156	3,314	592	11,708

	Americas	The Netherlands	United Kingdom	New Markets	Total
Life	4,960	141	155	505	5,761
Individual savings and retirement products	1,256	—	—	36	1,292
Pensions	—	37	3,365	—	3,402
Run-off businesses	784	—	—	—	784

At December 31, 2012	7,000	178	3,520	541	11,239

VOBA

The movement in VOBA over the first six months of 2013 compared to the first six months of 2012 can be summarized and compared as follows:

In million EUR	Six months ended June 30
	2013	2012
At January 1	1,777	2,000
Additions	5	2
Amortization / depreciation through income statement	(64)	(75)
Shadow accounting adjustments	129	(59)
Net exchange differences	(16)	44

At June 30	1,831	1,912

VOBA per strategic business unit is as follows per June 30, 2013 and December 31, 2012:

In million EUR
	Americas	The Netherlands	United Kingdom	New Markets	Total
Life	1,222	1	—	13	1,236
Individual savings and retirement products	131	—	—	—	131
Pensions	12	39	364	—	415
Distribution	—	23	—	—	23
Run-off businesses	26	—	—	—	26

At June 30, 2013	1,391	63	364	13	1,831

In million EUR
	Americas	The Netherlands	United Kingdom	New Markets	Total
Life	1,141	1	—	11	1,153
Individual savings and retirement products	138	—	—	—	138
Pensions	14	41	393	—	448
Distribution	—	24	—	—	24
Run-off businesses	14	—	—	—	14

At December 31, 2012	1,307	66	393	11	1,777

ii Fair value of financial instruments, borrowings and derivatives determined using valuation techniques

Investment contracts issued by Aegon are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Credit spread is considered in measuring the fair value of derivatives (including derivatives embedded in insurance contracts), borrowings and other liabilities.

Fair value of financial assets and liabilities

The estimated fair values of Aegon’s financial assets and liabilities are presented in the respective notes to the statement of financial position together with their carrying values. The estimated fair values correspond with the amounts at which the financial instruments at Aegon’s best estimate could have been traded at the balance sheet date between knowledgeable, willing parties in arm’s length transactions. When available, Aegon uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data, such as corroborated external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when Aegon determines the market is inactive or quoted market prices are not available for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to arrive at the price at which an orderly transaction would occur between market participants at the measurement date. Therefore, unobservable inputs reflect Aegon’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

Aegon employs an oversight structure over valuation of financial instruments that includes appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized to corroborate those inputs. Further details of the validation processes are set out below.

Valuation of financial instruments is based on a pricing hierarchy, in order to maintain a controlled process that will systematically promote the use of prices from sources in which Aegon has the most confidence, where the least amount of manual intervention exists and to embed consistency in the selection of price sources. Depending on asset type the pricing hierarchy consists of a waterfall that starts with making use of market prices from indices and follows with making use of third-party pricing services or brokers.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

The fair values of investments held in non-quoted investment funds (hedge funds, private equity funds) are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Debt securities

The fair values of debt securities are determined by management after taking into consideration several sources of data. When available, Aegon uses quoted market prices in active markets to determine the fair value of its debt securities. As stated previously, Aegon’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process, Aegon assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services Aegon reviews and monitors the applicable methodology documents of the third-party pricing services. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, Aegon performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that Aegon can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Third-party pricing services will often determine prices using recently reported trades for identical or similar securities. The thirdparty pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third-party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate. Also included within the modeling techniques for RMBS, CMBS and CDO securities are estimates of the speed at which the principal will be repaid over their remaining lives. These estimates are determined based on historical repayment speeds (adjusted for current markets) as well as the structural characteristics of each security.

Periodically, Aegon performs an analysis of the inputs obtained from third-party pricing services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. Aegon’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities. Additionally, Aegon performs back testing on a sample basis. Back testing involves selecting a sample of securities trades and comparing the prices in those transactions to prices used for financial reporting. Significant variances between the price used for financial reporting and the transaction price are investigated to explain the cause of the difference.

Credit ratings are also an important consideration in the valuation of securities and are included in the internal process for determining Aegon’s view of the risk associated with each security. However, Aegon does not rely solely on external credit ratings and there is an internal process, based on market observable inputs, for determining Aegon’s view of the risks associated with each security.

Aegon’s portfolio of private placement securities (held at fair value under the classification of available-for-sale or fair value through profit or loss) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third-party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, Aegon’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage loans and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount, adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

In 2012, Aegon The Netherlands changed the discount rate used in determining the fair value of its mortgage loan portfolio. One of the main changes in discount rate is the replacement of an entity specific funding spread by a more generic liquidity premium. As a result the disclosed fair value is better aligned with available market information. As the mortgage loan portfolio is measured at amortized cost, this change in fair value measurement does not impact net income or shareholders’ equity of Aegon The Netherlands.

Money market and other short-term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk where appropriate. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Free standing financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices. Controls and procedures regarding the fair values of free standing derivatives are similar to the controls as described for the debt securities.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. In the event no collateral is held by Aegon or the counterparty, the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Derivatives embedded in insurance contracts including guarantees

Certain guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan; and guaranteed minimum accumulation benefits on segregated funds sold in Canada. The fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit spread, correlations of market returns, discount rates and actuarial assumptions.

The fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit spread, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Investment contracts

Investment contracts issued by Aegon are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments.

Similar to embedded derivatives in insurance contracts, certain investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic or similar techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) swap rates and associated forward rates or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data and/or observed market performance. Correlations of market returns for various underlying indices are based on observed market returns and their inter-relationships over a number of years preceding the valuation date. Current risk-free spot rates are used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

iii Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these life contingent guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives;

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts;

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (ASC 944, Financial Services—Insurance) and presented together with insurance liabilities; and

4)	Life contingent guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically.

a. Financial guarantees

In the United States and the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock-in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased by management decision. In addition, Aegon Canada sells a contract with a minimum guaranteed withdrawal benefit. The contract provides capital protection for longevity risk in the form of a guaranteed minimum annuity payment.

In The Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion, with a maximum cost ratio of 1.25% for normal unit-linked policies and 1.90% for policies with a guaranteed return due to the product improvements (‘Generieke Verbetermaatregelen’).

The following table provides information on the liabilities for financial guarantees for minimum benefits:

In million EUR	United States[1]	Canada[1]	The Nether- lands[2]	New Markets	2013 Total[3]	United States[1]	Canada[1]	The Nether- lands[2]	New Markets	2012 Total[3]
At January 1	692	63	1,323	28	2,106	645	89	1,306	42	2,082
Incurred guarantee benefits	(401)	(26)	(215)	—	(642)	144	(8)	45	—	181
Paid guarantee benefits	—	(1)	—	—	(1)	—	(3)	—	—	(3)
Net exchange differences	6	(2)	—	—	4	18	2	—	—	20

At June 30	297	34	1,108	28	1,467	807	80	1,351	42	2,280

Balance at June 30
Account value	17,128	1,518	8,309	435	27,390	13,257	1,777	7,770	374	23,178
Net amount at risk[4]	459	38	1,171	12	1,680	551	63	1,483	42	2,139

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees
[3]	Balances are included in the derivatives liabilities on the face of the balance sheet
[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

In addition, Aegon reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2013, the reinsured account value was EUR 2.8 billion (December 2012: EUR 3.0 billion) and the guaranteed remaining balance was EUR 2.2 billion (December 2012: EUR 2.4 billion).

The reinsurance contract is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At June 30, 2013, the contract had a value of EUR 48 million (December 2012: EUR 90 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts (S&P 500, Nasdaq, FTSE100 and NKY225 in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b. Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance, so only the liability for the minimum guarantee is recorded on Aegon’s books.

Product balances as of June 30, 2013 were EUR 415 million in fixed annuities (December 2012: EUR 432 million) and EUR 114 million in life reinsurance (December 2012: EUR 112 million).

c. Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the balance sheet date.

The GMIB feature provides for minimum payments if the contractholder elects to convert to an immediate pay-out annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined (based on ASC 944) each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts as per June 30, 2013 and June 30, 2012:

In million EUR	GMDB[1]	GMIB[2]	2013 Total[3,4]	GMDB[1]	GMIB[2]	2012 Total[3,4]
At January 1	386	702	1,088	376	872	1,248
Incurred guarantee benefits	(3)	(37)	(40)	19	8	27
Paid guarantee benefits	(35)	(21)	(56)	(32)	(26)	(58)
Net exchange differences	5	9	14	8	20	28

At June 30	353	653	1,006	371	874	1,245

Balance at June 30

Account value	36,008	6,118		32,264	6,317
Net amount at risk[5]	2,348	583		3,277	746
Average attained age of contractholders	68	68		68	68

[1]	Guaranteed minimum death benefit in the United States
[2]	Guaranteed minimum income benefit in the United States
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive
[4]	Balances are included in the insurance liabilities on the face of the statement of financial positions
[5]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance

d. Life contingent guarantees in the Netherlands

The group pension contracts offered by Aegon in the Netherlands include large group contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for technical interest rates ranging from 3% to 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period. Separate account guaranteed group contracts provide a guarantee on the benefits paid.

The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts .

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2013	2012
	GMB[1,2]	GMB[1,2]
At January 1	3,684	3,254
Incurred guarantee benefits	(622)	362

At June 30	3,062	3,616

Balance at June 30
Account value	14,339	15,243
Net amount at risk[3]	3,284	3,814

[1]	Guaranteed minimum benefit in the Netherlands
[2]	Balances are included in the insurance liabilities on the face of the balance sheet
[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the long-term nature of these guarantees, their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, Aegon uses stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit risk, correlations of market returns, discount rates and actuarial assumptions. Since the price of these guarantees is not quoted in any market, the fair value of these guarantees is computed using valuation models which use observable market data supplemented with the Group’s assumptions on developments in future interest rates, volatility in equity prices and other risks inherent in financial markets. All the assumptions used as part of this valuation model are calibrated against actual historical developments observed in the markets. Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability has been reflected within Level III of the fair value hierarchy.

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, income before tax for the first six months of 2013 would have been EUR 242 million and EUR 254 million higher or lower respectively (2012 full year: EUR 284 million and EUR 299 million higher or lower respectively).

Had Aegon used a long-term equity implied volatility assumption that was five volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 103 million or an increase of EUR 103 million, respectively, in IFRS income before tax for the first six months of 2013 (2012 full year: EUR 118 million decrease and EUR 104 million increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net loss before tax of EUR 73 million (six months ended June 30, 2012: loss of EUR 255 million) to income before tax. This net loss is attributable to a decrease in the total guarantee reserves of EUR 1,464 million (six months ended June 30, 2012: decrease of EUR 542 million). The main drivers of this decrease are EUR 177 million related to an increase in equity markets (six months ended June 30, 2012: EUR 211 million), EUR 17 million related to a decrease in equity volatilities (six months ended June 30, 2012: EUR 59 million), EUR 1,213 million related to increases in risk free rates (six months ended June 30, 2012: EUR (703) million) and EUR 130 million related to the increase in the spread of credit risk (six months ended June 30, 2012: EUR 119 million). Hedges related to these guarantee reserves contributed fair value losses of EUR 1,358 million to income before tax (six months ended June 30, 2012: loss of EUR 607 million) and DAC offset and other contributed a gain of EUR 9 million (six months ended June 30, 2012: EUR 200 million gain).

iv Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) and held to maturity (HTM) portfolios, are as follows as of June 30, 2013:

June 30, 2013 In million EUR					Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
	Amortized Cost	Unrealized gains	Unrealized losses	Total fair value
Debt securities
United States Government	5,878	449	(122)	6,205	4,232	1,973
Dutch Government	3,467	258	(14)	3,711	3,427	284
Other Government	12,877	1,149	(157)	13,869	10,910	2,959
Mortgage backed securities	10,686	675	(333)	11,028	7,364	3,664
Asset backed securities	6,744	424	(259)	6,909	4,062	2,847
Corporate	48,347	3,997	(900)	51,444	40,319	11,125
Money market investments	6,077	—	—	6,077	6,077	—
Other	1,086	156	(32)	1,210	1,024	186

Total	95,162	7,108	(1,817)	100,453	77,415	23,038

Of which held by Aegon Americas, NL and UK	92,509	6,965	(1,762)	97,712	75,333	22,380

December 31, 2012 In million EUR					Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
	Amortized cost	Unrealized gains	Unrealized losses	Total fair value
Debt securities
United States Government	5,066	779	(9)	5,836	5,256	580
Dutch Government	3,471	447	(1)	3,917	3,724	193
Other Government	12,707	1,949	(39)	14,617	13,325	1,292
Mortgage backed securities	10,217	837	(320)	10,734	8,561	2,173
Asset backed securities	7,035	475	(440)	7,070	4,387	2,683
Corporate	47,389	6,399	(569)	53,219	48,207	5,012
Money market investments	8,687	—	—	8,687	8,687	—
Other	1,147	123	(56)	1,214	854	360

Total	95,719	11,009	(1,434)	105,294	93,001	12,293

Of which held by Aegon Americas, NL and UK	93,066	10,793	(1,397)	102,462	90,513	11,949

Unrealized Bond Losses by Sector

The composition by industry categories of debt securities and money market investments that are included in Aegon’s available-for-sale and held to maturity portfolios in an unrealized loss position held by Aegon at June 30, 2013 and December 31, 2012 respectively, is presented in the following table:

	June 30, 2013		December 31, 2012
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities (RMBSs)	2,527	(301)	1,987	(397)
Commercial mortgage backed securities (CMBSs)	1,756	(133)	847	(102)
Asset Backed Securities (ABSs)—CDOs backed by ABS, Corp. Bonds, Bank loans	1,027	(67)	993	(86)
ABSs—Other	1,090	(81)	967	(162)
Financial Industry – Banking	2,386	(326)	1,414	(328)
Financial Industry – Brokerage	63	(6)	21	(3)
Financial Industry—Insurance	917	(68)	555	(58)
Financial Industry—REITs	284	(20)	148	(5)
Financial Industry—Financial other	266	(23)	175	(16)
Industrial—Basic Industry	892	(61)	179	(5)
Industrial—Capital Goods	593	(34)	240	(13)
Industrial—Consumer cyclical	770	(42)	332	(19)
Industrial—Consumer non-cyclical	1,408	(77)	425	(17)
Industrial—Energy	571	(39)	198	(14)
Industrial—Technology	355	(19)	187	(8)
Industrial—Transportation	538	(37)	304	(22)
Industrial—Communications	687	(40)	227	(14)
Industrial—Industrial other	180	(13)	51	(5)
Utility—Electric	538	(40)	278	(16)
Utility—Natural gas	281	(18)	97	(4)
Utility—Utility other	3	—	2	—
Sovereign	5,062	(286)	1,963	(47)

Total Aegon Americas, NL and UK	22,194	(1,731)	11,590	(1,341)

Held by other units	658	(53)	346	(37)

Total	22,852	(1,784)	11,936	(1,378)

The information presented above is subject to rapidly changing conditions. As such, Aegon expects the level of securities with overall unrealized losses to fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of June 30, 2013, there are EUR 6,805 million of gross unrealized gains and EUR 1,731 million of gross unrealized losses in the AFS debt securities portfolio of Aegon Americas, Aegon The Netherlands and Aegon UK. One issuer represents more than 4% of the total unrealized loss position. The unrealized loss is EUR 122 million and relates to the United States of America Treasuries.

Financial and credit market conditions were mixed in the first half of 2013. Developed-world growth remains below potential, frustrating attempts to generate a strong recovery. The credit crisis that began as a result of the subprime mortgage loan crisis continues to evolve into concerns about governmental borrowing and debt levels across much of the world. European sovereign debt has been under significant pressure, particularly in the second quarter of 2013, as concerns for default risk in the peripheral European countries have begun to expand to the larger nations. High governmental debt levels remain a concern in the U.S. as well, including those of state and local governments. Most world equity markets performed well during the early months of 2013, but have generally weakened during the remainder of the first half, and most markets outside the U.S. are generally mixed year-to-date. In the U.S., the Federal Reserve maintained a Fed Funds rate near zero. U.S. Treasury rates fell to yearly lows early in the second quarter only to rise sharply by mid-year as markets began to discount the end of Fed quantitative easing. Corporate default rates continued to be relatively low in 2013 due largely to readily available access to funding and strong corporate balance sheet fundamentals. Credit spreads, though, were mixed to higher in the first half of 2013. Commodity prices have generally trended lower early in the first half of 2013 as growth expectations weakened, though some, such as oil, rallied dramatically at the end of the first half.

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations of the issuer, 5) high probability of bankruptcy of the issuer, or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows and when it is determined that not all amounts due (both principal and interest) will be collected as contractually scheduled.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector, which have unrealized loss positions greater than EUR 25 million, will be disclosed separately. Furthermore, quality ratings of investment portfolios are based on a hierarchy of S&P, Moody’s, Fitch, Internal and NAIC.

1. Residential mortgage-backed securities

Aegon Americas, Aegon The Netherlands and Aegon UK hold EUR 7,028 million of residential mortgage-backed securities (RMBS), of which EUR 5,039 million is held by Aegon USA, EUR 671 million by Aegon UK and EUR 1,318 million by Aegon The Netherlands. RMBS securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon USA’s RMBS available-for-sale portfolio. Additionally, Aegon USA has investments in RMBS of EUR 72 million (2012: EUR 97 million), which are classified as fair value through profit or loss.

AFS RMBS by quality

In million EUR	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	—	1,276	444	—	—	1,720	1,761
Prime Jumbo	—	8	3	14	243	268	268
Alt-A	—	39	11	10	553	613	706
Negative Amortization Floaters	—	33	—	38	727	798	889
Reverse Mortgage RMBS	—	—	—	213	73	286	204
Subprime mortgage[1]	106	241	95	97	602	1,141	1,143
Manufactured housing[1]	11	17	6	18	13	65	66
Other housing[1]	2	—	—	—	—	2	2

At June 30, 2013	119	1,614	559	390	2,211	4,893	5,039

Of which insured	—	164	12	14	271	461	443

[1]	Reported as part of asset backed securities in the table on page 53.

AFS RMBS by quality

In million EUR	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	—	1,336	193	—	—	1,529	1,632
Prime Jumbo	10	11	3	14	252	290	290
Alt-A	18	43	—	10	571	642	735
Negative Amortization Floaters	—	36	18	44	728	826	858
Reverse Mortgage RMBS	—	—	—	222	77	299	213
Subprime mortgage[1]	177	285	61	69	644	1,236	1,124
Manufactured housing[1]	22	15	12	24	7	80	80
Other housing[1]	46	—	—	—	—	46	47

At December 31, 2012	273	1,726	287	383	2,279	4,948	4,979

Of which insured	5	174	13	16	284	492	427

[1]	Reported as part of asset backed securities in the table on page 53.

RMBS of Aegon USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. Aegon’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A and Negative Amortization RMBS are as follows: prepayment assumptions range from approximately 0.5% to 25% (2012: 0.5% to 25%) with a weighted average of approximately 4.9% (2012: 4.8%), assumed defaults on delinquent loans range from 50% to 100% (2012: 50% to 100%) with a weighted average of approximately 84.8% (2012: 84.6%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 13.9% to 75% (2012: 13.9% to 75%), with a weighted average of approximately 54.4% (2012: 54.3%). Additionally, quantitative ranges of significant assumptions within Aegon’s modeling process for the RMBS subprime mortgage portfolio are as follows: prepayment assumptions range from approximately 2% to 6% (2012: 2% to 6%) with a weighted average of approximately 5.2% (2012: 5.2%), assumed defaults on delinquent loans range from 60% to 100% (2012: 60% to 100%) with a weighted average of approximately 87.1% (2012: 87.2%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 62.5% to 103% (2012: 62% to 103%), with a weighted average of approximately 73.0% (2012: 72.9%).

Once the entire pool is modeled, the results are closely analyzed by Aegon’s asset specialists to determine whether or not Aegon’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. Aegon impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows.

The total gross unrealized loss on AFS RMBS of Aegon Americas, Aegon The Netherlands and Aegon UK amount to EUR 301 million (2012: EUR 397 million), of which EUR 271 million (2012: EUR 351 million) relates to positions of Aegon USA, and the total net unrealized gain on available-for-sale RMBS is EUR 251 million (2012: EUR 157 million), including a EUR 147 million (2012: EUR 31 million) net unrealized gain relating to positions of Aegon USA. The gross unrealized loss in the sector is primarily a result of the housing downturn the United States has experienced since 2007. Even with the stabilization over the past two years, fundamentals in RMBS continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level, while prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class.

The fair values of Aegon USA’s RMBS instruments are as follows:

In million EUR	Level II	Level III	June 30 2013	Level II	Level III	December 31 2012
RMBS	4,797	311	5,108	4,730	349	5,079

RMBS Reverse Mortgages by quality

In million EUR						Total	Total
						amortized	fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
2005 & Prior	—	—	—	—	73	73	56
2006	—	—	—	60	—	60	43
2007	—	—	—	153	—	153	105

At June 30, 2013	—	—	—	213	73	286	204

RMBS Reverse Mortgages by quality

In million EUR						Total	Total
						amortized	fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
2005 & Prior	—	—	—	—	77	77	59
2006	—	—	—	65	—	65	46
2007	—	—	—	157	—	157	108

At December 31, 2012	—	—	—	222	77	299	213

RMBS – Subprime Mortgages

As part of Aegon’s AFS RMBS portfolio, Aegon holds EUR 1,143 million of securitized RMBS—Subprime mortgages, with net unrealized gains of EUR 2 million at June 30, 2013; fully owned by Aegon USA. RMBS—Subprime mortgages are secured by pools of residential mortgage loans primarily those which are categorized as subprime.

Aegon categorizes mortgage backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score (FICO) of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. Aegon also categorizes mortgage backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The table below summarizes vintage and quality of the AFS RMBS—Subprime mortgage portfolio of Aegon USA. Additionally, Aegon USA has investments in RMBS Subprime mortgages of less than EUR 0.1 million (2012: EUR 4 million), which are classified as fair value through profit or loss.

The table below summarizes the comparative information on vintage and quality of the AFS RMBS – subprime mortgage portfolio of Aegon USA.

RMBS Subprime mortgages by quality

In million EUR						Total		Total
						amortized	Of which	fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	insured	value
2004 & Prior	37	34	40	37	64	212	33	208
2005	19	27	4	—	97	147	—	141
2006	33	33	8	11	48	133	9	162
2007	13	112	9	9	42	185	81	204
2008	—	32	—	—	—	32	32	28

Total Sub-prime Mortgages-	102	238	61	57	251	709	155	743
Fixed rate

2004 & Prior	3	1	3	—	34	41	26	30
2005	1	—	3	27	19	50	—	52
2006	—	—	—	5	65	70	7	59
2007	—	—	—	—	65	65	18	59

Total Sub-prime Mortgages-	4	1	6	32	183	226	51	200
Floating rate

2004 & Prior	—	—	24	8	6	38	17	35
2005	—	—	—	—	21	21	21	26
2006	—	—	4	—	46	50	50	53
2007	—	2	—	—	95	97	97	86

Total Second Lien Mortgages[1]	—	2	28	8	168	206	185	200
At June 30, 2013	106	241	95	97	602	1,141	391	1,143

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

RMBS Subprime mortgages by quality

In million EUR						Total		Total
						amortized	Of which	fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	insured	value
2004 & Prior	57	58	42	18	61	236	38	225
2005	25	30	4	—	106	165	—	153
2006	38	39	—	12	50	139	9	160
2007	28	118	—	—	41	187	85	197
2008	—	32	—	—	—	32	32	27

Total Sub-prime Mortgages-	148	277	46	30	258	759	164	762
Fixed rate

2004 & Prior	3	4	—	1	34	42	27	31
2005	3	—	3	26	22	54	—	48
2006	—	—	2	4	65	71	7	36
2007	—	—	—	—	83	83	18	54
2008	—	—	—	—	—	—	—	—

Total Sub-prime Mortgages-	6	4	5	31	204	250	52	169
Floating rate

2004 & Prior	23	2	5	8	6	44	19	40
2005	—	—	—	—	24	24	24	24
2006	—	—	5	—	50	55	55	55
2007	—	2	—	—	102	104	104	74

Total Second Lien Mortgages[1]	23	4	10	8	182	227	202	193

At December 31, 2012	177	285	61	69	644	1,236	418	1,124

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

There is one individual issuer rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

					Aging of
In million EUR	Category	Fair Value	Unrealized Loss	Rating	Unrealized Loss
Soundview Hm Eq Ln 2006-OPT1	RMBS – Subprime Mortgage	16	(30)	CC	> 24 months

For the RMBS—Subprime mortgage holding, the underlying collateral pool has experienced higher than expected delinquencies and losses, which was further exacerbated by the impact of declining home values on borrowers using affordability products. This has led to the underlying collateral pool having reduced cash flows in comparison to expectations at origination. Increased losses have eroded the subordination in this security, which in turn has led to a decline in the level of protection to Aegon’s tranche within the collateral pool. Despite the decline in the level of protection provided by the subordination for this security, cash flow modeling continues to indicate full recovery of principal and interest.

Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on Aegon’s tranches. As the remaining unrealized losses in the RMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of June 30, 2013.

2. Commercial mortgage-backed securities

Aegon Americas, Aegon The Netherlands and Aegon UK hold EUR 5,625 million of AFS commercial mortgage-backed securities (CMBS), of which EUR 5,162 million is held by Aegon USA, EUR 399 million by Aegon UK and EUR 44 million by Aegon The Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS includes conduit, large loan, single borrower, commercial real estate collateral debt obligations (CRE CDOs), collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on AFS CMBS of Aegon Americas, Aegon The Netherlands and Aegon UK amounts to EUR 133 million, of which EUR 132 million relates to positions of Aegon USA. The total net unrealized gain on CMBS is EUR 166 million, of which EUR 93 million (2012: EUR 247 million) relates to positions of Aegon USA. The commercial real estate market previously experienced a deterioration in property level fundamentals over 2008-2010, which led to an increase in CMBS loan-level delinquencies. The introduction of 30% credit enhanced tranches within the 2005-2008 vintage deals provide some offset to these negative fundamentals. Over the last year, the CMBS market experienced several positive factors as commercial real estate fundamentals have begun to display some signs of stabilization. The pace of credit deterioration appears to be moderating as property transactions have increased and there is greater availability of financing for commercial real estate. Liquidity has improved within the CMBS market, but a broad re-pricing of risk has kept credit spreads on legacy subordinate CMBS tranches at wide levels.

The tables below summarize the credit quality of Aegon USA’s AFS CMBS portfolio. Additionally, Aegon USA has investments in CMBS of EUR 49 million (2012: EUR 62 million), which are classified as fair value through profit or loss.

CMBS by quality

In million EUR						Total	Total
						amortized	fair
	AAA	AA	A	BBB	<BBB	cost	value
CMBS	3,912	336	377	203	185	5,013	5,122
CMBS and CRE CDOs	—	—	—	11	45	56	40

At June 30, 2013	3,912	336	377	214	230	5,069	5,162

CMBS by quality

In million EUR						Total	Total
						amortized	fair
	AAA	AA	A	BBB	<BBB	cost	value
CMBS	3,678	354	394	212	168	4,806	5,095
CMBS and CRE CDOs	—	—	1	19	64	84	42

At December 31, 2012	3,678	354	395	231	232	4,890	5,137

The table below summarizes vintage and quality of the available-for-sale CMBS portfolio of Aegon USA.

CMBS (AFS) by quality

In million EUR Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2004 & Prior	188	86	34	11	40	359	361
2005	398	9	10	60	25	502	517
2006	880	37	28	3	53	1,001	1,045
2007	711	64	251	140	93	1,259	1,306
2008	113	76	54	—	19	262	278
2009	71	2	—	—	—	73	79
2010	300	—	—	—	—	300	317
2011	192	—	—	—	—	192	201
2012	572	20	—	—	—	592	559
2013	487	42	—	—	—	529	499

At June 30, 2013	3,912	336	377	214	230	5,069	5,162

CMBS (AFS) by quality

In million EUR Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2004 & Prior	338	134	38	10	58	578	565
2005	436	9	27	43	25	540	565
2006	941	45	34	6	68	1,094	1,161
2007	765	86	241	154	81	1,327	1,399
2008	113	76	54	19	—	262	275
2009	70	2	—	—	—	72	82
2010	297	—	—	—	—	297	332
2011	202	—	—	—	—	202	225
2012	516	2	—	—	—	518	533

At December 31, 2012	3,678	354	394	232	232	4,890	5,137

CMBS of Aegon USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by Aegon’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with Aegon’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of June 30, 2013.

The fair values of Aegon USA’s CMBS instruments were determined as follows:

In million EUR	Level II	Level III	June 30 2013	Level II	Level III	Total 2012
CMBS	5,167	43	5,210	5,145	54	5,199

3. Asset-backed securities

Aegon Americas, Aegon The Netherlands and Aegon UK hold EUR 4,965 million of AFS ABS instruments of which EUR 2,810 million is held by Aegon USA, EUR 970 million by Aegon UK and EUR 1,150 million by Aegon The Netherlands. The total gross unrealized loss on ABSs is EUR 148 million, of which EUR 66 million relates to positions of Aegon USA, and the total net unrealized gain on ABSs is EUR 86 million, including a EUR 0 million net gain/loss related to positions of Aegon USA. These are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings. The breakdown of quality of the available-for-sale ABS portfolio of Aegon USA is as follows:

ABS (AFS) by quality

In million EUR						Total amortized	Total fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
CDOs backed by ABS, Corp. Bonds, Bank loans	317	321	27	13	46	724	722
Other ABS	886	323	365	237	275	2,086	2,088

At June 30, 2013	1,203	644	392	250	321	2,810	2,810

ABS (AFS) by quality

In million EUR						Total amortized	Total fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
CDOs backed by ABS, Corp. Bonds, Bank loans	260	207	15	—	30	512	501
Other ABS	1,060	332	447	354	253	2,446	2,406

At December 31, 2012	1,320	539	462	354	283	2,958	2,907

The fair values of Aegon USA’s ABS instruments were determined as follows:

In million EUR	Level II	Level III	June 30 2013	Level II	Level III	Total 2012
ABSs	1,733	1,077	2,810	1,981	926	2,907

ABS – CDOs backed by ABS, corporate bonds, bank loans

The total gross unrealized loss on the CDOs backed by ABS, Corporate Bonds and Bank Loans amounts to EUR 67 million, of which EUR 14 million is held by Aegon USA. The net unrealized loss on these securities is EUR 47 million, of which EUR 2 million is held by Aegon USA. CDO’s are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance. All of the individual debt securities have been modeled using the current collateral pool and capital structure. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical experience. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. The remaining CDO portfolio positions are not considered impaired as of June 30, 2013.

There is one individual issuer rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

In million EUR	Category	Fair Value	Unrealized Loss	Rating	Aging of Unrealized Loss
SVG Diamond Holdings II Limited	ABS – CDO	90	(28)	BB, CCC	> 24 months

For the ABS—CDO holding, the underlying collateral pool contains exposure to roughly 40 private equity funds containing approximately 500 distinct investments in the underlying portfolio of companies. Due to the worsened economic climate the valuation of the underlying private equity investments has declined in comparison to expectations at origination. Increased collateral losses have reduced the subordination available as credit enhancement to this security, which in turn has led to a decline in the level of protection to Aegon’s tranche within the collateral pool. Despite the decline in the level of protection provided by the subordination for this security, cash flow modeling continues to indicate full recovery of principal and interest, Aegon does not consider the underlying investments to be impaired as of June 30, 2013.

Other ABSs

The total gross unrealized loss on AFS Other ABS amounts to EUR 81 million, of which EUR 52 million is held by Aegon USA. The net unrealized gain on Other ABSs is EUR 133 million, of which EUR 2 million is held by Aegon USA. ABS—other includes debt issued by securitization trusts collateralized by various other assets including credit cards, pooled aircraft loans, small business loans, student loans, timeshare loans, franchise loans and other asset categories.

The table below summarizes the comparative information on vintage and quality of the AFS Other ABS portfolio of Aegon USA.

ABS (AFS) by quality

In million EUR						Total amortized	Total fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
Credit Cards	289	66	208	22	2	587	609
Autos	211	4	—	—	—	215	219
Small Business Loans	—	6	24	126	108	264	253
Other ABS	386	247	133	89	165	1,020	1,007

At June 30, 2013	886	323	365	237	275	2,086	2,088

ABS (AFS) by quality

In million EUR						Total amortized	Total fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
Credit Cards	386	63	313	112	3	877	913
Autos	287	4	—	—	—	291	297
Small Business Loans	5	10	46	152	87	300	242
Other ABS	382	255	88	90	163	978	954

At December 31, 2012	1,060	332	447	354	253	2,446	2,406

The most significant of these sub-sectors from a gross unrealized loss perspective is student loans, small business loans and pooled aircraft loans. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Where ratings have declined to below investment grade, the individual debt securities have been modeled. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical experience. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the ABS – other portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as June 30, 2013.

4. FINANCIAL

The Financial sector is further subdivided into banking, brokerage, insurance, REIT’s and financial other, with a vast majority of the gross unrealized losses in banking. Companies within Aegon’s financial sector are generally high in credit quality and, as a whole, represent a large portion of the corporate debt market.

Since the peak of the financial crisis, unrealized losses in the sector have declined materially as progress has been made toward reducing operational and systemic risk. Following on global Central Bank actions to provide liquidity and valuation support, regulators have now implemented a wide array of reforms designed to strengthen capital levels, reduce balance sheet risk and improve liquidity across the sector. Given significant progress, central banks have now begun preparing the market for less central bank support going forward. Capital and liquidity buffers will continue to be strengthened as required by Basel III and decisive steps in the Euro area toward a Banking Union, supervised by the ECB, should further increase confidence in the sector’s ability to weather economic headwinds and reduce future risk to taxpayers.

Banking

The banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon holds EUR 8,626 million (2012: EUR 8,319 million) of AFS bonds issued by banks. In aggregate, the gross unrealized loss on these bonds amounts to EUR 326 million and the net unrealized gain on these bonds amounts to EUR 91 million (2012: EUR 326 million). The gross unrealized losses in the banking sub-sector primarily reflect the size of Aegon’s holdings, low floating rate coupons on some securities, and credit spread widening in the sector due to the Sovereign debt crisis in Europe, residual impact from the U.S. financial crisis, and uncertainty around the impact of a global economic slowdown. Following the implementation of new, more stringent global legislation on bank capital and liquidity requirements, credit spreads in the sector have outperformed the broader corporate market in the first half of 2013. Decisive steps by EU leaders and world central banks continue to stabilize the euro and improve funding conditions for most banks. Globally, there remain pockets of concentrated risk on bank balance sheets, and ratings for some countries and banks remain under pressure, but the banking sub-sector has largely been strengthened and oversight increased.

The value of Aegon’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2 capital. Capital securities categorized as “Tier 1” are typically perpetual with a non-cumulative coupon that can be deferred under certain conditions. Capital securities categorized as “Upper Tier 2” are generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The following table highlights Aegon’s credit risk to capital securities within the banking sector:

In million EUR		The	United	New	Cost	Fair
	Americas	Netherlands	Kingdom	Markets	Price	Value
Hybrid	109	—	25	—	134	141
Trust preferred	460	—	17	—	477	411
Tier 1	219	—	223	17	459	437
Upper Tier 2	436	—	50	4	490	350

At June 30, 2013	1,224	—	315	21	1,560	1,339

		The	United	New	Cost	Fair
In million EUR	Americas	Netherlands	Kingdom	Markets	Price	Value
Hybrid	120	—	25	—	145	155
Trust preferred	453	—	17	—	470	400
Tier 1	217	—	240	20	477	451
Upper Tier 2	433	—	78	4	514	348

At December 31, 2012	1,223	—	360	24	1,606	1,354

There are three individual issuers rated below investment grade in the banking sub-sector which have unrealized losses greater than EUR 25 million.

	Fair value	Gross Unrealized Loss	Rating	Aging of Unrealized Loss
Belfius Bank & Insurance	59	(46)	BB-	>24 months
Lloyds Banking Group PLC	56	(30)	BB+/BB	>24 months
Royal Bank of Scotland Group PLC	54	(25)	BB+/BB-	>24 months

Aegon’s available-for-sale debt securities for Belfius Bank SA have a fair value of EUR 59 million as of June 30, 2013. These below-investment-grade securities are Upper Tier 2 and had gross unrealized losses of EUR 46 million as of June 30, 2013.

Belfius Bank SA was created subsequent to the restructuring of Dexia SA. Dexia’s reliance on short-term wholesale funding caused it to nearly collapse as funding markets froze in 2008 and 2009. Capital injections from Belgium, France and Luxembourg, along with guarantees on Dexia’s funding, provided sufficient access to funding markets until the Sovereign debt crisis in 2011 put too much strain on Dexia’s large funding needs. In November 2011, a new restructuring plan was put in place for Dexia SA and 100% of Dexia Bank Belgium was sold to the Belgian state. Aegon’s bonds now form part of the capital structure of that entity which was rebranded as Belfius Bank SA during the first half of 2012. Payments continue to be made on Aegon’s holdings in accordance with the original bond agreements. Aegon evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2013.

Aegon’s available-for-sale debt securities for Lloyds Banking Group PLC have a fair value of EUR 56 million as of June 30, 2013, all of which relate to holdings rated below investment grade. The Upper Tier 2 securities are rated from BB+ to BB depending on the individual features of the debt securities. As of June 30, 2013 gross unrealized losses were EUR 30 million. Lloyds Banking Group PLC was created from the merger of Lloyds TSB and HBOS PLC in the fall of 2008 as the shutdown in capital markets threatened the sustainability of HBOS PLC’s wholesale funding and specialist lending model. Following an emergency capital injection, the UK Government currently owns 39.2% of the combined Lloyds Banking Group PLC. Today, Lloyds Banking Group PLC operates the largest retail bank in the UK as well as large commercial banking, wealth, asset management, and insurance businesses. The Group operates primarily in the UK and is heavily reliant on the UK for its core earnings. The strategic restructuring plan that Lloyds implemented in 2009 has materially reduced risk by improving the profitability level of its core businesses, improving capital ratios, reducing reliance on wholesale funding, and increasing liquidity reserves. Aegon evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met going forward and these remaining investments are not impaired as of June 30, 2013.

Aegon’s available-for-sale debt securities for Royal Bank of Scotland Group PLC (RBS) have a fair value of EUR 61 million as of June 30, 2013, of which EUR 54 million relates to holdings rated below investment grade. The Tier 1 and Upper Tier 2 securities are rated BB+ to BB-, depending on the individual features of the debt securities. As of June 30, 2013 gross unrealized losses were EUR 25 million, of which EUR 25 million related to holdings rated below investment grade. RBS is one of the world’s largest universal banks with historically prominent positions in both global wholesale banking and in UK financial services. The bank was impacted by the global financial market crisis in 2008 and, ultimately, the UK government was forced to take a majority equity stake in the bank to stabilize it. In addition, a large portion of RBS’ riskiest assets were placed under the UK’s Asset Protection Plan (APS), limiting the potential loss to RBS. RBS announced its exit from the APS program in October 2012, the culmination of several years of hard work to get its balance sheet and funding needs downsized to a sustainable level. RBS continues to make progress on its restructuring plan, showing improvement in the profitability levels of its core businesses, improving capital ratios, reducing reliance on wholesale funding, and increasing liquidity reserves. Aegon evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these remaining investments are not impaired as of June 30, 2013.

Insurance

The unrealized losses that exist in the insurance sub-sector primarily reflect general spread widening as a result of the financial crisis and other factors, including the ongoing low interest rate environment, which has been compounded in some cases by the structure of the securities (subordination or other structural features and duration). Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2013.

There are no individual issuers rated below investment grade in the Insurance sub-sector which have unrealized losses greater than EUR 25 million.

5. INDUSTRIAL

The Industrial sector is further subdivided into various sub sectors with a majority of its gross unrealized loss in Basic Industries, Consumer Cyclical, Consumer Non-Cyclical, Communications, and Energy.

Basic Industries

The Basic Industries sector encompasses various sub-sectors including metals and mining, chemicals and paper and forest products with the majority of the loss relating to metals and mining. Fundamentals for the metals and mining industry have been negatively impacted by falling prices for base metals, non-ferrous metals, precious metals, coal and steel. Disappointing economic data out of China has been the main driver of the pricing pressure for the base metals and bulk steel-making commodities as the country comprises from 40%-60% of the demand for most of these commodities. Rising interest rates have put pressure on precious metals as investors become less worried about inflation and look to put money to work in income generating assets. Chemicals have been positively impacted by continued low natural gas prices within the US, but given the global scale of most players in the industry, they have also been harmed by a slowdown in global growth as well as volatility in raw material costs and increasing competition from global peers. Paper and forest products have shown some improvement as the housing recovery takes hold in the United States, but more traditional paper products such as newsprint remains challenged. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2013.

Consumer Cyclical

The most significant of these industries from an unrealized loss perspective is retailers, automotive and gaming. Retail experienced slow revenue growth on mixed economic fundamentals as the consumer benefited from an improvement in household wealth stemming from the stock and housing markets, partially offset by high unemployment, higher payroll taxes, and weak wage growth. The consumer remained focused on value in the highly competitive discretionary space, while retailers focused on balancing promotional activity and discounts (to drive traffic and market share) with tight cost controls and private label offerings. The underlying fundamentals driving sales and earnings performance of the automotive industry are being pressured by weak consumer demand in Europe, largely offset by improving consumer demand for autos in North America. Gaming has seen some weakness in the monthly revenue numbers, especially in the regional markets. Consumer discretionary spending has been down due to higher tax rates. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2013.

Consumer Non-Cyclical

The Consumer Non-Cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are pharmaceuticals and food and beverage. The Pharmaceutical sector continues to deal with patent cliff issues. As drugs roll off patent, generic competition takes market share and pulls down margins. Additionally, shareholder friendly activities in the form of increased dividends and share repurchases continue. Finally merger and acquisition activity is increasing in the sector, at times resulting in additional leverage. Fundamentals in the food and beverage industry continued to improve, albeit modestly, benefiting from previous price increases, declining commodity costs, and cost reductions/tight cost controls. The slow growth environment combined with improved balance sheets also resulted in an increase in M&A activity. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2013.

Communications

The Communications sub-sector can be further divided into the media cable, media non-cable, wireless and wirelines sub-sectors. Overall, the media cable, wireless and wirelines industries continue to be stable. Merger and acquisition speculation/activity created volatility in wireless and media cable during the quarter. Media non-cable continues to perform at a reasonable level with the print format under secular pressure. The Local Broadcast market has experienced an increase of merger and acquisition activity, as the industry consolidates. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2013.

Energy

The Energy sector can be further divided into the following key subsectors: integrated and E&P, refining, and pipelines. In the integrated and E&P subsector, aggregate credit fundamentals are supported by higher global oil prices and non-U.S. natural gas prices, allowing companies to continue to layer in hedges at attractive levels for the coming year and insulate cash flows. U.S. natural gas prices have modestly recovered, but still remain pressured by abundant new sources of U.S. supply. Refiners are seeing some margin pressure, as the increased supply of high quality shale oil has reduced the discounts available on the lower quality crudes favored by refiners able to process it. Pipeline fundamentals are stable, as volume growth from new infrastructure development associated with shale resources is offsetting resulting pressure on processing margins. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2013.

6. UTILITY

The Utility sector is further subdivided into electrical, natural gas and other sub-sectors with a majority of the gross unrealized losses in electrical.

Electric

Regulated electric utilities, which account for the majority of debt issuance in the sector, continue to produce predictable cash flow and credit trends have been stable to improving for most companies. The low natural gas price environment has been beneficial for regulated utilities because it has had the effect of decreasing the fuel component on customer’s bills. Lower cost to the customer generally enables increases in other operating costs to be passed through with less regulatory lag.

Unregulated merchant power generators have been negatively impacted by low natural gas prices and the corresponding low electricity prices. These companies have experienced margin pressure for their coal and nuclear generation assets. Absent a recovery in electricity prices, credit fundamentals for merchant generators could show further deterioration as hedges continue to roll-off.

Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2013.

7. SOVEREIGN

Aegon Americas, Aegon The Netherlands and Aegon UK’s government issued available-for-sale debt securities including emerging market sovereign bonds, US Treasury bonds, agency and state bonds. All of the issuers in the sovereign sector continue to make payments in accordance with the original bond agreements. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2013.

There is one individual issuer rated below investment grade in the Sovereign sector which has unrealized loss position greater than EUR 25 million.

In million EUR	Category	Fair Value	Unrealized Loss	Rating	Aging of Unrealized Loss
Republic of Argentina	Sovereign	45	(28)	B-/CC	> 24 months

Aegon’s available-for-sale debt securities for Republic of Argentina have a fair value of EUR 45 million as of June 30, 2013. These below investment grade securities had gross unrealized losses of EUR 28 million as of June 30, 2013. Argentina’s bonds have suffered from adverse technical aspects of a longstanding lawsuit by a group of holdout investors which have pursued a case against the sovereign even though over 92% of original bondholders have restructured their debts in the last decade. The case is complex, also involving questions of transmission of funds via the US banking system and sovereign restructuring worldwide, giving it more implications beyond just the Argentine situation. The Republic of Argentina has vowed to repay the restructured bonds and continues to do so, having both the ability and willingness to pay their debts. Aegon evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2013.

European peripheral countries

	Americas		Netherlands		UK		New Markets		June 30, 2013 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	16	16	43	37	16	18	1	1	76	72
Italy	172	165	321	326	226	213	31	31	750	735
Ireland	249	263	86	80	13	13	21	22	369	378
Greece	—	—	3	3	—	—	—	—	3	3
Spain	269	276	449	445	169	170	286	291	1,173	1,182

	706	720	902	891	424	414	339	345	2,371	2,370

	Americas		Netherlands		UK		New Markets		December 31, 2012 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	16	16	46	38	16	18	1	1	79	73
Italy	182	181	262	270	238	226	28	29	710	706
Ireland	235	262	212	192	13	14	13	14	473	482
Greece	23	25	4	2	—	—	—	—	27	27
Spain	245	256	446	435	179	180	280	277	1,150	1,148

	701	740	970	937	446	438	322	321	2,439	2,436

The figures included in the tables are shown on a gross basis and do not reflect the effect of any hedging activities. Proportionate shares held by Aegon’s associates and joint ventures are not included in the table. The comparative numbers have been restated to reflect this. The highest concentration remains in Spain, which is a reflection of Aegon’s operations in that country. Aegon does not have credit protection against exposure in the countries included in the tables. Refer to note 12 for a sector breakdown of Aegon’s investments in European peripheral countries.

As of June 30, 2013, Aegon did not record any impairments on its exposure to the European peripheral countries (2012: nil).

Unrealized loss by maturity

The table below shows the composition by maturity of all debt securities, both available-for-sale and held to maturity, in an unrealized loss position held by Aegon Americas, Aegon The Netherlands and Aegon UK.

In million EUR
	June 30, 2013		December 31, 2012
	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	850	(15)	939	(22)
Over 1 thru 5 years	3,493	(158)	2,938	(198)
Over 5 thru 10 years	6,606	(400)	2,251	(286)
Over 10 years	11,245	(1,158)	5,462	(835)

Total	22,194	(1,731)	11,590	(1,341)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, both available-for-sale and held to maturity, in an unrealized loss position held by Aegon Americas, Aegon The Netherlands and Aegon UK.

	June 30, 2013		December 31, 2012
In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized Losses	Carrying value of securities with gross unrealized losses	Gross unrealized Losses
Treasury Agency	4,689	(234)	1,748	(18)
AAA	2,108	(85)	1,029	(17)
AA	2,358	(122)	1,417	(109)
A	4,340	(277)	2,079	(174)
BBB	6,191	(519)	3,031	(355)
BB	1,353	(225)	1,114	(228)
B	651	(88)	701	(207)
Below B	504	(181)	471	(233)

Total	22,194	(1,731)	11,590	(1,341)

The table below provides the length of time a security has been below cost and the respective unrealized loss.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
At June 30, 2013

0 – 6 months	14,237	964	(704)	(32)
6 – 12 months	1,464	61	(108)	(5)
> 12 months	3,967	1,501	(421)	(461)

Total	19,668	2,526	(1,233)	(498)

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
At December 31, 2012
0 – 6 months	3,258	245	(104)	(8)
6 – 12 months	507	59	(21)	(4)
> 12 months	5,539	1,982	(548)	(656)

Total	9,304	2,286	(673)	(668)

The majority of the unrealized losses relate to investment grade holdings where credit spreads have widened in the near term in conjunction with concerns over the current macroeconomic conditions.

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

Aging and severity unrealized losses

	June 30, 2013		December 31, 2012
In million EUR	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	964	(30)	243	(7)
CV 40-70% of amortized cost	—	—	1	—
CV < 40 % of amortized cost	—	(2)	1	(1)

0-6 months	964	(32)	245	(8)

CV 70-100% of amortized cost	60	(4)	59	(4)
CV 40-70% of amortized cost	1	—	—	—
CV < 40 % of amortized cost	—	—	—	—

6-12 months	61	(4)	59	(4)

CV 70-100% of amortized cost	69	(11)	164	(28)
CV 40-70% of amortized cost	42	(25)	3	(3)
CV < 40 % of amortized cost	—	—	—	(2)

12-24 months	111	(36)	167	(33)

CV 70-100% of amortized cost	1,161	(198)	1,519	(273)
CV 40-70% of amortized cost	199	(151)	264	(224)
CV < 40 % of amortized cost	30	(78)	32	(126)

> 24 months	1,390	(427)	1,815	(623)

Total	2,526	(499)	2,286	(668)

Realized gains and losses on debt securities of Aegon Americas, Aegon The Netherlands and Aegon UK

In million EUR	Gross realized gains	Gross realized losses
June 30, 2013
Debt securities	202	(49)

June 30, 2012
Debt securities	364	(146)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Time period	Gross realized losses
In million EUR	0 -12 months	>12 months	Total
June 30, 2013
Debt securities	(25)	(24)	(49)

June 30, 2012
Debt securities	(40)	(106)	(146)

Impairment losses and recoveries

The composition of Aegon Americas, Aegon The Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the period ended June 30, 2013 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	June 30, 2013	June 30, 2012
	(Impairment) / Recovery	(Impairment) / Recovery
Impairments:
Other (none individually greater than EUR 25 for 2013)	(62)	(85)

Sub-total	(62)	(85)
Recoveries:
Total recoveries	22	17

Sub-total	22	17
Net (Impairments) and Recoveries	(39)	(68)

Net (impairments) and recoveries

Net impairments during the first half of 2013 totaled EUR 39 million (2012 full year: EUR 93 million), including EUR 32 million (2012: EUR 120 million) of gross impairments related to residential mortgage backed securities in the Americas.

During the first half of 2013, Aegon recognized EUR 22 million (2012 full year: EUR 54 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within Aegon as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in less than EUR 0.1 million of impairment charges for the period ended June 30, 2013 (2012: EUR 1 million) for Aegon Americas, Aegon The Netherlands and Aegon UK.

As of June 30, 2013, there are EUR 301 million of gross unrealized gains and EUR 17 million of gross unrealized losses in the equity portfolio of Aegon (2012: EUR 262 million of gross unrealized gains and EUR 18 million of gross unrealized losses). There are no securities held by Aegon with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon The Netherlands and Aegon UK.

In million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
June 30, 2013
Shares	550	834	284	744	301	90	(17)

December 31, 2012
Shares	568	812	244	731	262	81	(18)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon The Netherlands and Aegon UK at June 30, 2013 and December 31, 2012 is presented in the table below.

Unrealized losses–shares

	June 30, 2013		December 31, 2012
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross Unrealized Losses
Communication	—	—	—	—
Consumer cyclical	17	—	17	—
Consumer non-cyclical	—	—	—	—
Financials	58	(15)	42	(17)
Funds	15	(2)	7	(1)
Other	—	—	15	—

Total	90	(17)	81	(18)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon The Netherlands and Aegon UK were below cost prior to the impairment in 2013.

	0 - 6 months	Total
In million EUR
June 30, 2013
Shares	(2)	(2)

June 30, 2012
Shares	(2)	(2)

There were no issuers with impairments above EUR 25 million.

v Goodwill

Goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The recoverable amount is the higher of the value in use and fair value less costs to sell for a cash-generating unit. Impairment testing requires the determination of the value in use or fair value less costs for each of Aegon’s identified cash generating units.

The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates.

vi Valuation of defined benefit plans

The liabilities or assets recognized in the statement of financial position in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

vii Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carry forwards of unused tax losses and carry forwards of unused tax credits when in the judgment of management it is more likely than not that Aegon will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews Aegon’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the taxable income and deductible expenses, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

ix Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss, the settlement of the obligation will probably lead to an outflow of resources embodying economic benefits and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

x Non-consolidated group companies

Group companies include subsidiaries. Subsidiaries are entities to which Aegon is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All subsidiaries are consolidated. Transactions with non-contrilling interest are accounted for the transactions with equity holders.

2.3 Results of Operations – first six months 2013 compared to first six months 2012

	Six months ended June 30
In million EUR	2013	2012	%
Net underlying earnings	684	684	—
tax on underlying earnings	239	212	13
Underlying earnings before tax	923	896	3
Americas	672	652	3
The Netherlands	159	155	3
United Kingdom	51	56	(9)
New Markets	114	152	(25)
Holding and other	(73)	(119)	39

Underlying earnings before tax	923	896	3

Net Fair value items	(411)	230	—
Gains/(losses) on investments	195	130	50
Impairment charges	(74)	(83)	11
Other income/(charges)	23	(271)	—
Run-off businesses	(1)	5	—

Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	655	907	(28)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(1)	11	—
Income tax	(99)	(133)	26
Of which income tax from certain proportionately consolidated joint ventures and associates	1	(11)	—

Net income	556	774	(28)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.	555	774	(28)
Non-controlling interests	1	—	—

Commissions and expenses	2,908	2,939	(1)
of which operating expenses	1,648	1,565	5

New life sales
Life single premiums	3,143	2,228	41
Life recurring premiums annualized	705	650	8

Total recurring plus 1/10 single	1,019	873	17

New life sales
Americas	234	246	(5)
The Netherlands	88	55	60
United Kingdom	578	424	36
New Markets	119	148	(20)

Total recurring plus 1/10 single	1,019	873	17

New premium production accident and health insurance	398	382	4
New premium production general insurance	28	27	4

Gross deposits (on and off balance sheet)
Americas	13,405	14,036	(4)
The Netherlands	731	927	(21)
United Kingdom	122	17	—
New Markets	8,418	5,820	45

Total gross deposits	22,676	20,800	9

	Six months ended June 30
In million EUR	2013	2012	%
Net deposits (on and off balance sheet)
Americas	2,798	1,799	56
The Netherlands	(49)	(251)	80
United Kingdom	96	(2)	—
New Markets	2,378	1,983	20

Total net deposits excluding run-off businesses	5,223	3,529	48
Run-off businesses	(1,717)	(1,639)	(5)

Total net deposits	3,506	1,890	86

Revenues geographically first six months 2013

In million EUR	Americas	The Nether- lands	United King- dom	New Markets	Holdings and other activities	Elimina- tions	Non- IFRS Total	Joint venture & Associate elimina- tions	Total IFRS based
Total life insurance gross premiums	3,091	2,631	3,546	719	1	(38)	9,950	(245)	9,705
Accident and health insurance premiums	896	172	—	95	4	(4)	1,163	(8)	1,155
General insurance premiums	—	278	—	82	—	—	360	(6)	354

Total gross premiums	3,987	3,081	3,546	896	5	(42)	11,473	(259)	11,214
Investment income	1,696	1,097	1,182	125	171	(172)	4,099	(38)	4,061
Fees and commission income	628	163	56	275	—	(121)	1,001	(34)	967
Other revenues	3	—	—	1	2	—	6	(2)	4

Total revenues	6,314	4,341	4,784	1,297	178	(335)	16,579	(333)	16,246

Number of employees, including agent-employees	12,190	4,315	2,720	7,359	320	—	26,904	(3,061)	23,843

Non-IFRS measures

For segment reporting purposes the following non-IFRS financial measures are included: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Furthermore, this reports includes the non-IFRS financial measure: gross financial leverage ratio. This non-IFRS measure is calculated by deviding total financial leverage by Aegon’s total capitalization. Aegon believes that its non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policies alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Net income

Net income decreased 28% to EUR 556 million as higher underlying earnings before tax, higher realized gains and higher other income were more than offset by losses from fair value items.

Underlying earnings before tax

Aegon’s underlying earnings before tax increased 3% compared to the first half of 2012 to EUR 923 million. Business growth and the positive effects of favorable equity markets more than offset the loss of earnings due to the sale of Prisma in the fourth quarter of 2012 and the company’s interests in partnerships in Spain (EUR 27 million), the impact of unfavorable currency exchange rates (EUR 14 million) and higher sales and performance related expenses (EUR 20 million).

Underlying earnings before tax from the Americas increased to EUR 672 million. The 3% increase compared to the first half of 2012 is mainly the result of growth in Variable Annuities and Pensions and an improved underwriting experience in Life & Protection, partly offset by lower fixed annuity earnings due to lower account balances and decreased spreads, as well as higher sales and employee related expenses.

In the Netherlands, underlying earnings before tax were up 3% to EUR 159 million as higher earnings in Life & Savings were partly offset by lower Pension earnings due to higher claims related to morbidity and lower investment income.

Underlying earnings before tax from Aegon’s operations in the United Kingdom declined by 9% to EUR 51 million compared to the first half of 2012. Earnings were negatively impacted by adverse persistency (EUR 18 million) following the implementation of the Retail Distribution Review. It is expected that the effects of adverse persistency will start to wear off in the second half of 2013. These effects were partly offset by favorable equity market movements, improved mortality and favorable claims experience.

Underlying earnings before tax from New Markets decreased 25% to EUR 114 million, mainly due to lower underlying earnings before tax from Central & Eastern Europe and Spain. Results in Spain were impacted by EUR 22 million as a result of the divestments of the joint ventures with Banca Cívica and Unnim, as well as the de-recognition of CAM, while earnings from Central & Eastern Europe were impacted by unfavorable claims experience and included a charge of EUR 5 million related to the recently introduced insurance tax in Hungary.

Total holding costs decreased 39% to EUR 73 million, mainly the result of lower net interest expenses following debt redemption.

Fair value items

The results from fair value items amounted to a loss of EUR 411 million. This was primarily caused by the loss on fair value hedges without an accounting match under IFRS, which amounted to EUR 348 million in the first half of 2013. The main drivers were rising equity markets, increased equity market volatility, but also higher interest rates.

Fair value hedging with an accounting match, which include the hedges on Aegon’s GMWB variable annuities block and the guarantees on general account products in the Netherlands, contributed a loss of EUR 72 million to earnings.

Fair value investments underperformed by EUR 47 million during the first half of 2013, mainly driven by alternative investments in the Americas and the residential rental real estate portfolio in the Netherlands.

The loss on other fair value items amounted to EUR 89 million, mainly driven by lower credit spreads impacting outstanding medium term notes, foreign currency movements and rising interest rates.

Realized gains on investments

In the first half, realized gains on investments increased 50% to EUR 195 million and were the result of normal trading activity in the investment portfolio and asset liability management.

Impairment charges

Impairment charges were declined by 11% to EUR 74 million. They were largely related to impairment charges on structured assets in the Americas and a single corporate exposure in the UK, as well as residential mortgage loans in the Netherlands and Hungary.

Other income/ (charges)

Other income amounted to EUR 23 million, a significant improvement compared to the first half of 2012. The gain on the sale of the joint venture with Unnim of EUR 102 million and a gain of EUR 85 million related to the recapture of certain reinsurance contracts in the United States, were partially offset by a charge of EUR 81 million related to increased accruals in connection with the company’s use of the U.S. Social Security Administration’s death master-file, charges of EUR 51 million in the United Kingdom mainly related to business transformation costs and the divestment of Positive Solution, and a provision of EUR 25 million in the Netherlands following the KoersPlan court verdict in June. The 2012 other charges amounted to EUR 271 million mostly related to the acceleration of product improvements for unit-linked insurance policies in the Netherlands (EUR 265 million) to align to ‘best of class’ principles from the Ministry of Finance.

Run-off businesses

The results of run-off businesses amounted to a loss of EUR 1 million, which was primarily due to the reinsurance business. Aegon divested its life reinsurance business during 2011 through a reinsurance transaction and carries an intangible asset as a result. The buyer of the divested life reinsurance business transferred client contracts onto its own book faster than originally anticipated resulting in an acceleration of the amortization of the intangible asset during the first half of 2013 (EUR 19 million). This impact offset higher earnings from the institutional spread business and payout annuities.

Income tax

Income tax amounted to EUR 99 million in the first six months. The effective tax rate on underlying earnings before tax for the first half of 2013 was 26%. The effective tax rate on income before tax was 15% driven by the combined effects of negative fair value items taxed at nominal rates, tax credits and the tax exempt gains from the sale of the Unnim joint venture.

Operating expenses

In the first half, operating expenses increased 5% to EUR 1,648 million mainly as a result of higher sales and employee performance related expenses in the United States and business transformation costs.

Sales and deposits

Compared to the first half of 2012, Aegon’s total sales increased 10% to EUR 3.7 billion. New life sales were up by 17%, driven mainly by higher pension production as a result of strong market propositions in the Netherlands and the United Kingdom. In the Americas, new life sales declined by 5%, primarily driven by lower universal life sales due to product withdrawals and product redesign, resulting from the focus on value creation. Gross deposits were up 9% compared to the first half of 2012, mainly driven by variable annuity and retail mutual fund businesses in the United States and Aegon Asset Management. Net deposits, excluding run-off businesses, amounted to EUR 5.2 billion and were primarily driven by variable annuity and retirement deposits in the United States and third party inflow at Aegon Asset Management.

Capital management

Shareholders’ equity decreased EUR 2.3 billion compared to the end of 2012 to EUR 21.2 billion at June 30, 2013, as higher interest rates resulted in lower revaluation reserves. The revaluation reserve declined by EUR 2.3 billion to EUR 3.7 billion.

Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 18.6 billion. The gross financial leverage ratio declined to 30.5% in the first half, as a USD 750 million senior bond which matured in June was not refinanced. In combination with the net income for the period, this more than offset the cash outflow from the conversion of the preferred shares. Excess capital in the holding remained stable EUR 1.9 billion, as distributions to the holding and the proceeds on the sale of the joint venture with Unnim were more than offset by the cash used for the conversion of the preferred shares, the investment in the new joint venture with Santander and interest payments and operating expenses. During the first half of 2013 Aegon received EUR 0.6 billion net cash distributions from its operating units. The Americas contributed EUR 0.5 billion and, the Netherlands EUR 0.3 billion.

Shareholders’ equity per common share, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 8.72 (Shareholders’ equity per common share: EUR 8.72, Shareholders’ equity per common share B: EUR 0.22) at June 30, 2013.

At June 30, 2013, Aegon’s Insurance Group Directive (IGD) ratio slightly declined to 220%, including a 6% negative impact from the exchange of the preferred shares and a 13% negative impact from IAS 19. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States decreased to ~465% as net income for the first six months was offset by the USD 0.6 billion distributions to the holding. The Pillar I ratio in the United Kingdom was ~170% at the end of the first half of 2013, reflecting favorable movements of interest rates. The IGD ratio excluding the benefit from the introduction of the ultimate forward rate and Aegon Bank in the Netherlands increased to ~235%, driven by the net income for the first six months and rising interest rates.

ii AMERICAS

	Six months ended June 30
In million	2013	2012	%	2013	2012	%
	USD	USD		EUR	EUR
Net underlying earnings	631	611	3	481	472	2
tax on underlying earnings	251	235	7	191	180	6
Underlying earnings before tax by line of business	882	846	4	672	652	3
Life and protection	355	346	3	271	267	1
Fixed annuities	117	126	(7)	89	97	(8)
Variable annuities	206	184	12	157	142	11
Retail mutual funds	12	10	20	10	8	25
Individual savings and retirement products	335	320	5	256	247	4
Employer solutions & pensions	171	150	14	129	115	12
Canada	18	25	(28)	14	19	(26)
Latin America	3	5	(40)	2	4	(50)

Underlying earnings before tax	882	846	4	672	652	3

Net Fair value items	(497)	(20)	—	(379)	(15)	—
Gains/(losses) on investments	100	82	22	77	63	22
Impairment charges	(40)	(89)	55	(30)	(69)	57
Other income/(charges)	(8)	(3)	—	(6)	(2)	—
Run-off businesses	(1)	6	—	(1)	5	—

Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	436	822	(47)	333	634	(47)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	1	1	—	1	1	—
Income tax	(69)	(163)	—	(53)	(126)	58
Of which income tax from certain proportionately consolidated joint ventures and associates	(1)	(1)	—	(1)	(1)	—

Net income	367	659	(44)	280	508	(45)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.	367	659	(44)	280	508	(45)

Commissions and expenses	2,158	2,255	(4)	1,644	1,740	(6)
of which operating expenses	979	927	6	747	715	4

New life sales
Life single premiums	64	127	(50)	48	98	(51)
Life recurring premiums annualized	301	306	(2)	229	236	(3)

Total recurring plus 1/10 single	307	319	(4)	234	246	(5)

Life and protection	252	267	(6)	193	207	(7)
Canada	33	29	14	25	22	14
Latin America	22	23	(4)	16	17	(6)

Total recurring plus 1/10 single	307	319	(4)	234	246	(5)

New premium production accident and health insurance	471	456	3	359	352	2

	Six months ended June 30
In million	2013 USD	2012 USD	%	2013 EUR	2012 EUR	%
Gross deposits (on and off balance sheet) by line of business
Life & protection	3	6	(50)	3	4	(25)
Fixed annuities	325	168	93	247	129	91
Variable annuities	3,873	2,518	54	2,951	1,943	52
Retail mutual funds	2,411	1,566	54	1,837	1,208	52
Individual savings & retirement products	6,609	4,252	55	5,035	3,280	54
Employer solutions & pensions	10,893	13,822	(21)	8,300	10,664	(22)
Canada	77	107	(28)	59	82	(28)
Latin America	11	7	57	8	6	33

Total gross deposits	17,593	18,194	(3)	13,405	14,036	(4)

Net deposits (on and off balance sheet) by line of business
Life & protection	(22)	(20)	(10)	(16)	(16)	—
Fixed annuities	(1,161)	(1,235)	6	(885)	(953)	7
Variable annuities	2,003	812	147	1,526	626	144
Retail mutual funds	393	57	—	299	44	—
Individual savings & retirement products	1,235	(366)	—	940	(283)	—
Employer solutions & pensions	2,644	2,909	(9)	2,014	2,245	(10)
Canada	(190)	(197)	4	(145)	(151)	4
Latin America	6	6	—	5	4	25

Total net deposits excluding run-off businesses	3,673	2,332	58	2,798	1,799	56
Run-off businesses	(2,254)	(2,125)	(6)	(1,717)	(1,639)	(5)

Total net deposits	1,419	207	—	1,081	160	—

Exchange rates

	Weighted average rate		Closing rate as of
	Six months ended June 30		June 30,	Dec. 31,
Per 1 EUR	2013	2012	2013	2012
USD	1.3124	1.2962	1.2691	1.3184
CAD	1.3332	1.3031	1.3713	1.3127

Net income

Net income from Aegon’s businesses in the Americas declined to USD 367 million in the first half of 2013. Higher underlying earnings, higher realized gains and lower impairment charges were more than offset by a sharp decline in the results from fair value items.

Results from fair value items amounted to USD (497) million. The loss on fair value hedges without an accounting match under IFRS amounted to USD 437 million in the first half of 2013. The main drivers were rising equity markets, increased equity market volatility, but also higher interest rates. Fair value hedging with an accounting match, which include the hedges on Aegon’s GMWB variable annuities block contributed a loss of USD 29 million to earnings.

Alternative asset performance was USD 13 million below the expected long-term return, mainly driven by lower hedge fund returns.

Gains on investments of USD 100 million were realized as a result of normal trading activity. Impairment charges remained low in the current benign credit environment, declining to USD 40 million compared to USD 89 million in the same period last year. The results of run-off businesses amounted to a loss of USD 1 million, mainly driven by the acceleration of the amortization of the pre-paid cost of the reinsurance asset, as the buyer of the divested life reinsurance assets transferred client contracts onto its own book faster than originally anticipated. This impact offset higher earnings from the institutional spread business and payout annuities.

Underlying earnings before tax

Underlying earnings before tax from the Americas amounted to USD 882 million in the first six months of 2013. Underlying earnings before tax growth in Life and Protection, Pension and Variable Annuities businesses were partially offset by lower Fixed Annuity earnings coupled with higher sales and employee related expenses of USD 26 million.

•

Life & Protection underlying earnings before tax increased 3% to USD 355 million, as growth of the business was partially offset by lower reinvestment rates due to the low interest rate environment and adverse underwriting experience.

•

Underlying earnings before tax from Individual Savings & Retirement were up 5% to USD 335 million. Variable annuities earnings increased by 12% to USD 206 million, primarily as a result of higher fee income from higher account balances, which is more than off-setting higher sales related expenses. Fixed annuity earnings declined to USD 117 million, driven by the reduction of the portfolio as the business is being de-emphasized and lower spreads. Underlying earnings before tax from retail mutual funds increased to USD 12 million, as the positive impact of higher account balances was partly offset by increased non-deferrable sales-related expenses.

•

Employer Solutions & Pensions underlying earnings before tax increased 14% to USD 171 million, resulting from the positive effect of higher average account balances, partly offset by higher hedging costs for stable value solutions.

Operating expenses

Operating expenses increased 6% to USD 979 million, mainly due to higher sales and employee related expenses.

Sales and deposits

New life sales were down 4% to USD 307 million as growth, particularly in term life, was offset by lower universal life sales due to product withdrawals and product redesign as a result of focus on value creation. New premium production for accident and health insurance increase 3% to USD 471 million.

Gross deposits amounted to USD 17.6 billion. Gross deposits in variable annuities and retail mutual funds were both up by 54% compared to the first half of 2012. Higher variable annuities gross deposits were mainly driven by the competitive environment which continues to be affected by a number of large competitors scaling back as well as our continued focus on key distribution partners. Gross deposits in stable value solutions of USD 0.7 billion were down as stable value balances are targeted to be maintained around current levels.

Net deposits, excluding run-off businesses, grew strongly to USD 3.7 billion. Aegon’s core growth areas of variable annuities and pensions recorded net inflows of USD 2.0 billion and USD 2.6 billion respectively. Net flows into retail mutual funds improved to USD 0.4 billion, led by strong sales growth. Net deposits in stable value solutions remained negative as the business targeted maintaining stable value assets at current levels. Aegon is de-emphasizing sales of fixed annuities as part of a strategic repositioning and incurred net outflows of USD 1.2 billion.

iii THE NETHERLANDS

	Six months ended June 30
In million EUR	2013	2012
Net underlying earnings	122	123	(1)
tax on underlying earnings	37	32	16
Underlying earnings before tax by line of business	159	155	3
Life and Savings	126	109	16
Pensions	32	48	(33)
Non life	(11)	(15)	27
Distribution	10	11	(9)
Share in underlying earnings before tax of associates	2	2	—

Underlying earnings before tax	159	155	3

Net Fair value items	36	168	(79)
Gains/(losses) on investments	86	28	—
Impairment charges	(22)	(6)	—
Other income/(charges)	(27)	(269)	90

Income before tax	232	76	—
Income tax	(45)	21	—

Net income	187	97	93

Net income / (loss) attributable to:
Equity holders of Aegon N.V.	187	97	93

Commissions and expenses	506	532	(5)
of which operating expenses	360	370	(3)

New life sales
Life single premiums	735	391	88
Life recurring premiums annualized	15	16	(6)

Total recurring plus 1/10 single	88	55	60

Life and Savings	24	30	(20)
Pensions	64	25	156

Total recurring plus 1/10 single	88	55	60

New premium production accident and health insurance	17	13	31
New premium production general insurance	14	16	(13)

Gross deposits (on and off balance sheet) by line of business
Life and Savings	731	927	(21)

Total gross deposits	731	927	(21)

Net deposits (on and off balance sheet) by line of business
Life and Savings	(49)	(251)	80

Total net deposits	(49)	(251)	80

Net income

Net income from Aegon’s businesses in the Netherlands increased to EUR 187 million. Realized gains on investments totaled EUR 86 million and were the result of normal trading activity and asset liability management in the portfolio. Results on fair value items amounted to a profit of EUR 36 million, mainly due to the positive impact of derivatives driven by increasing interest rates partly offset by the negative market value movements on the rental residential real estate portfolio and the effects of movements in interest rates, yield curves and credit spreads on fair value guarantees. Impairment charges of EUR 22 million were driven by the residential mortgage portfolio, although incurred losses on the mortgage portfolio continue to remain low. Other charges included a provision of EUR 25 million following the June verdict of the High Court on the KoersPlan case, compared to a one-time charge of EUR 265 million before tax in 2012 related to the acceleration of product improvements for unit-linked insurance policies in the Netherlands.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands increased to EUR 159 million as higher earnings in Life & Savings offset lower earnings in Pensions.

•

Underlying earnings before tax from Aegon’s Life & Savings operations in the Netherlands increased to EUR 126 million, up 16% compared to the first half of 2012. The positive effect of lower funding costs was partly offset by the impact of EUR 14 million of reduced policy charges on unit-linked products, as part of the acceleration of product improvements to unit-linked insurance policies.

•

Underlying earnings before tax from the Pension business declined to EUR 32 million, mainly due to higher claims related to morbidity and lower investment income as a result of persistent low interest rates.

•

Non-life recorded an underlying earnings before tax loss of EUR 11 million as an improvement in the profitability of disability products was offset by higher general insurance claims in the general insurance business.

•	The distribution businesses recorded underlying earnings before tax of EUR 10 million slightly down from the comparable period in 2012.

Operating expenses

Operating expenses declined 3% to EUR 360 million, the result of the implementation of the cost reduction program.

Sales and deposits

New life sales improved to EUR 88 million. Pension sales more than doubled to EUR 64 million, as a result of a strong market proposition. Individual life sales declined 20% to EUR 24 million, primarily driven by a shrinking Dutch life insurance market as a result of the market wide switch to bank savings.

Production of mortgages decline 12% in the first half of 2013 compared to the same period in 2012 and amounted to EUR 1,186 million, as new production was intentionally scaled back.

Premium production for accident and health insurance increased to EUR 17 million. General insurance production declined 13% to EUR 14 million.

Gross deposits decreased to EUR 731 million, as customers in the Dutch savings market were less active in transferring their assets.

iv UNITED KINGDOM

	Six months ended June 30
In million	2013 GBP	2012 GBP	%	2013 EUR	2012 EUR	%
Net underlying earnings	43	60	(28)	50	72	(31)
tax on underlying earnings	—	(13)	—	1	(16)	—
Underlying earnings before tax by line of business	43	47	(9)	51	56	(9)
Life	40	30	33	47	37	27
Pensions	5	18	(72)	6	21	(71)
Distribution	(2)	(1)	(100)	(2)	(1)	(100)
Share in underlying earnings before tax of joint ventures and associates	—	—	—	—	(1)	—

Underlying earnings before tax	43	47	(9)	51	56	(9)

Net Fair value items	(3)	(3)	—	(3)	(3)	—
Gains/(losses) on investments	24	28	(14)	29	34	(15)
Impairment charges	(13)	—	—	(16)	—	—
Other income/(charges)[1]	(39)	15	—	(46)	19	—

Income before tax	12	87	(86)	15	106	(86)
Income tax attributable to policyholder return	(4)	(16)	75	(6)	(19)	68

Income before income tax on shareholders return	8	71	(89)	9	87	(90)
Income tax on shareholders return	4	8	(50)	5	9	(44)

Net income	12	79	(85)	14	96	(85)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.	12	79	(85)	14	96	(88)

Commissions and expenses	331	286	16	389	348	12
of which operating expenses	166	129	29	195	157	24

New life sales[2]
Life single premiums	1,733	1,192	45	2,038	1,451	40
Life recurring premiums annualized	318	229	39	374	279	34

Total recurring plus 1/10 single	491	348	41	578	424	36

Life	30	34	(12)	35	42	(17)
Pensions	461	314	47	543	382	42

Total recurring plus 1/10 single	491	348	41	578	424	36

Gross deposits (on and off balance sheet) by line of business
Variable annuities	5	14	(64)	6	17	(65)
Pensions	99	—	—	116	—	—

Total gross deposits	104	14	—	122	17	—

Net deposits (on and off balance sheet) by line of business
Variable annuities	(15)	(2)	—	(18)	(2)	—
Pensions	97	—	—	114	—	—

Total net deposits	82	(2)	—	96	(2)	—

Exchange rates

	Weighted average rate		Closing rate as of
	Six months ended June 30		June 30,	Dec. 31,
Per 1 EUR	2013	2012	2013	2012
GBP	0.8502	0.8217	0.8570	0.8111

Net income

Net income for the period amounted to GBP 12 million, driven by charges of GBP 27 million related to further restructuring as part of Aegon UK’s transformation into a platform-driven business, and an GBP 18 million book loss on the sale of Positive Solutions. The business transformation is expected to continue into 2014. Impairments were GBP 13 million, driven by a single corporate exposure. Realized gains amounted to GBP 24 million, resulting from the switch to high quality corporate credit from UK Gilts.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the UK decreased to GBP 43 million in the first half of 2013.

•

Underlying earnings before tax from Life increased to GBP 40 million, driven by improved mortality in annuities and favorable claims experience in individual protection. In addition, earnings benefited from lower expenses and higher interest income as allocated capital increased.

•

Underlying earnings before tax from Pensions declined to GBP 5 million as the positive impact of higher equity markets was offset by the negative effect of adverse persistency, which the UK insurance industry is experiencing as a result of the implementation of the Retail Distribution Review (RDR).

•

Underlying earnings before tax from Distribution are no longer reported separately. Positive Solutions has been sold and Origen was moved into the Pensions line of business, as it is being transformed into a tied agent network following the introduction of RDR.

Operating expenses

Operating expenses for the first half of 2013 increased 29% to GBP 166 million driven by exceptional business transformation costs.

Sales and deposits

New life sales were up 41% to GBP 491 million compared to the first half of 2012, reflecting the launch of income drawdown products on the platform, the benefit of auto-enrollment and strong sales in group pensions.

Gross deposits continued to grow and amounted to GBP 104 million as the platform gained momentum in the market. Aegon broadened its distribution network during the period by signing new agreements with Barclays Bank and Mercer, further highlighting the strong competitive positioning of the Aegon Retirement Choices platform.

v New Markets

In million EUR	Six months ended June 30
	2013	2012	%
Net underlying earnings	77	103	(25)
tax on underlying earnings	37	49	(24)
Underlying earnings before tax	114	152	(25)
Central & Eastern Europe	26	44	(41)
Asia	15	14	7
Spain & France	21	42	(50)
Variable Annuities Europe	3	—	—
Aegon Asset Management	49	52	(6)

Underlying earnings before tax	114	152	(25)

Net Fair value items	(11)	(5)	(120)
Gains/(losses) on investments	3	5	(40)
Impairment charges	(6)	(4)	(50)
Other income/(charges)	102	(18)	—

Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	202	130	55
Income tax from certain proportionately joint ventures and associates included in income before tax	(3)	10	—
Income tax	(29)	(45)	36
Of which income tax from certain proportionately consolidated joint ventures and associates	3	(10)	—

Net income	173	85	104

Net income / (loss) attributable to:
Equity holders of Aegon N.V.	172	85	102
Non-controlling interests	1	—	—

Commissions and expenses	462	427	8
of which operating expenses	318	297	7

New life sales
Life single premiums	322	288	12
Life recurring premiums annualized	87	119	(27)

Total recurring plus 1/10 single	119	148	(20)

Life	117	141	(17)
Associates	2	7	(71)

Total recurring plus 1/10 single	119	148	(20)

Central Eastern Europe	54	56	(4)
Asia	37	30	23
Spain & France	28	62	(55)

Total recurring plus 1/10 single	119	148	(20)

New premium production accident and health insurance	22	17	29
New premium production general insurance	14	11	27

Gross deposits (on and off balance sheet)
Central Eastern Europe	114	182	(37)
Asia	255	71	—
Spain & France	8	21	(62)
Variable Annuities Europe	232	229	1
Aegon Asset Management	7,809	5,317	47

Total gross deposits	8,418	5,820	45

Net deposits (on and off balance sheet)
Central Eastern Europe	4	24	(83)
Asia	222	67	—
Spain & France	(6)	(37)	84
Variable Annuities Europe	(16)	35	—
Aegon Asset Management	2,174	1,894	15

Total net deposits	2,378	1,983	20

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the New Markets segment, and which do not report in EUR, are summarized in the table below.

Per 1 EUR	Six months ended June 30,
	2013	2012
Czech Republic Krona (CZK)	25.6490	25.1325
Hungarian Forint (HUF)	295.5473	294.8926
Indian Rupee (INR)	71.8781	67.3947
New Turkish Lira (TRY)	2.3795	2.3345
Polish Zloty (PLN)	4.1743	4.2399
Ren Min Bi Yuan (CNY)	8.1215	8.2349
Romanian Leu (RON)	4.3895	4.3872

Net income

Net income from Aegon’s operations in New Markets increased to EUR 173 million, due primarily to the gain of EUR 102 million on the sale of the joint venture with Unnim. Impairments increased to EUR 6 million due to higher mortgage related impairment in Hungary.

Underlying earnings before tax

In New Markets, Aegon’s underlying earnings before tax declined 25% to EUR 114 million, driven mainly by divestments in Spain and a lower non-life result in CEE.

•

Underlying earnings before tax from Central & Eastern Europe declined 41% to EUR 26 million, driven by a lower non-life result in Hungary as a result of adverse claim experience from storms and floods which occurred in Central Europe in the second quarter of 2013. In addition, the introduction of the insurance tax in Hungary had a negative impact of EUR 5 million.

•	Underlying earnings before tax from Aegon’s operations in Asia increased 7% to EUR 15 million as a result of business growth, cost savings and favorable claim experience.

•

Underlying earnings before tax from Spain & France decreased 50% to EUR 21 million due to the divestment of the joint ventures with Cívica and Unnim. Aegon’s new joint venture with Santander, completed in June 2013, has had a marginal impact on earnings to this point. Earnings from France partner La Mondiale increased to EUR 12 million.

•	Underlying earnings before tax from Variable Annuities Europe amounted to EUR 3 million. The growth of the business more than compensated for costs to position the company for future growth.

•

Underlying earnings before tax from Aegon Asset Management decreased 6% to EUR 49 million, as the positive impact of higher third party asset balances and performance fees was more than offset by the loss of earnings caused by the sale of its stake in US hedge fund manager Prisma in Q4 2012.

Operating expenses

Operating expenses increased 7% to EUR 318 million in the first half of 2013, due to the higher costs of investments to support future growth in Asia and Variable Annuities Europe, and the impact of the new insurance tax in Hungary.

Sales and deposits

New life sales declined 20% to EUR 119 million.

•

In Central & Eastern Europe, new life sales declined 4% to EUR 54 million. Sales growth in Turkey and Slovakia due to improved distribution and in the Czech Republic due to product innovation was more than offset by lower sales in Poland.

•

In Asia, new life sales increased 23% to EUR 37 million. This was mainly driven by the launch of a new universal life product in the first quarter of 2013 and the expanded cooperation with a number of private banks.

•

New life sales in Spain & France declined to EUR 28 million driven by the divestment of partnerships in Spain. Sales from the new joint venture with Santander, which were included as from June 2013, accounted for EUR 2 million of the new life sales in the period.

New premium production from accident and health insurance business improved significantly to EUR 22 million, driven mainly by Aegon’s direct marketing unit in Asia. New premium production from Aegon’s general insurance business in Central & Eastern Europe was EUR 14 million.

Gross deposits in New Markets amounted to EUR 8.4 billion, 45% higher than the same period in 2012. Gross deposits in Aegon Asset Management strongly increased to EUR 7.8 billion. This development was driven by all geographies, of which especially institutional sales in the United States and the Netherlands were higher than the first half of 2012. Gross deposits in Asia increased significantly to EUR 255 million on strong variable annuity sales in Japan.

vi Subsequent events

Subsequent events are disclosed in note 22.

vii Capital and liquidity Management

Liquidity and capital resources

In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote stable and strong capital adequacy levels for its businesses on various capital metrics, to make sure the company is able to meet its obligations. Risk tolerance is an important element in Aegon’s Enterprise Risk Management Framework, and focuses on financial strength, continuity, steering of the risk preferences and desired risk culture. The core aim is to establish the organization’s tolerance for risk in order to assist management in carrying out Aegon’s strategy within the Group’s available resources.

Guiding principles

Aegon follows a number of guiding principles, which determine its approach to capital and liquidity management:

•	Promote strong capital adequacy in Aegon’s businesses and operating units.

•	Manage and allocate capital efficiently to maximize returns and support the strategy.

•	Maintain an efficient capital structure with an emphasis on optimizing Aegon’s cost of capital.

•	Ensure sufficient liquidity by enforcing strong liquidity risk policies for both business units and the Holding.

•	Maintain continued access to international money and capital markets on competitive terms.

Taken together, Aegon believes these guiding principles strengthen the company’s ability to withstand adverse market conditions, enhance its financial flexibility and serve the long term interests of both the company and its stakeholders.

Governance

Aegon’s Corporate Treasury department manages and coordinates capital and liquidity management strategies and processes. The department acts under direction of the Group Risk & Capital Committee.

Capital management

Strategic importance

Aegon’s balanced approach towards capital management plays a vital role in supporting the execution of Aegon’s strategic priorities. These priorities include the shift of capital to markets that offer higher growth prospects and return prospects, and the shift from capital intensive spread business to capital light fee business. In addition, the company intends to further improve the risk profile by reducing financial leverage. Reduced capital volatility and disciplined capital management support Aegon’s aim to pay a sustainable dividend to its shareholders.

In recent years, Aegon has released a significant amount of capital from its existing businesses through a combination of risk reduction and greater capital efficiency. Given current economic and market uncertainty, Aegon intends to retain prudent capital and liquidity buffers in its operating units and the Holding for the foreseeable future.

Improving risk profile

Aegon continues to take measures to improve its risk-return profile, to reduce capital volatility and to lower overall capital requirements. These measures include, for instance, the continued run-off of Aegon’s spread-based institutional business in the United States and extensive asset-liability management and hedging programs. Examples of these programs include hedging the interest rate and equity risk from guarantees in the Netherlands and hedging the capital position in the Americas against adverse equity and fixed income market swings.

Capital requirements and leverage

Aegon’s goal is a strong financial position for all units, that is sustainable even through adverse business and market conditions. The company’s overall capital management strategy depends on the following factors:

•	Capital adequacy

•	Capital quality/Financial leverage

Capital adequacy

Capital adequacy is managed at the company, regional and reporting unit level, as well as at the level of individual legal entities within the organization. As a matter of policy, Aegon maintains operating companies’ capital adequacy at whichever is higher of the following:

•	Regulatory requirements.

•	Rating agency AA capital adequacy for rated entities.

•	Any additional, self-imposed internal requirements.

Aegon’s Insurance Group Directive ratio – a common measure of capital adequacy in the European Union – was 220% per June 30, 2013, down from 228% at the end of 2012, driven mainly by the company’s positive operating performance.

Capital quality/Financial Leverage

Aegon NV applies financial leverage tolerances to its capital base consistent with its capital and liquidity management’s guiding principles. Aegon’s capital base, excluding revaluation reserves, consists of the following components:

•	Core capital, which comprises shareholders’ equity (excluding the revaluation reserve and remeasurements of defined benefit plans).

•	Hybrid capital securities (including currency revaluations).

•	Dated subordinated and net senior debt.

Aegon defines Financial Leverage as debt senior to shareholders’ equity or any other obligation issued by Aegon to finance the capitalization and/or the on-going operation of the organization. Financial Leverage primarily includes hybrid securities and dated subordinated and senior debt. Aegon also monitors its Fixed Charge Coverage (FCC), i.e. the ratio of underlying earnings before tax to fixed charges (interest expense and coupons on Financial Leverage), a measure of the company’s ability to service its debt.

Aegon monitors the amount of non-core capital in its total capital base, excluding revaluation reserves and remeasurements of defined benefit plans. Currently, the company’s aim is to ensure that core capital comprises at least 70% of the capital base, excluding revaluation reserves and remeasurements of defined benefit plans, and that perpetual capital securities and dated subordinated and net senior debt account for no more than 25% and 5% respectively. In addition, Aegon targets ranges for Financial Leverage as well as FCC.

At June 30, 2013, Aegon’s total capital base, excluding revaluation reserves, consisted of 75.7% core capital and 20.5% hybrid capital securities. Dated subordinated and senior debt accounted for the remaining 3.7%.

At June 30, 2013, core capital amounted EUR 18.3 billion (December 31, 2012: EUR 18.6 billion) and the total capital base, excluding revaluation reserves, amounted to EUR 24.1 billion (December 31, 2012: EUR 24.2 billion). Financial Leverage stood at 30.5% at June 30th 2013, while FCC amounted to 4.5 for the full year 2012.

Debt funding and back-up facilities

Most of Aegon’s debt is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to United States markets is made possible by a separate US shelf registration.

Aegon also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. At June 30, 2013, Aegon had EUR 365 million outstanding under these programs.

To support its commercial paper programs, need for Letters of Credit (LOC’s) and enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility maturing in 2017 and additional LOC facilities of USD 2 billion, of which USD 1.5 billion matures in 2015 and USD 0.5 billion matures in 2017. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity and LOC facilities in both committed and uncommitted format.

Operational leverage

Although operational leverage is not considered part of Aegon’s capital base, it is an important source of liquidity and funding. Operational debt relates primarily to financing Aegon’s mortgage portfolios through securitizations and warehouse facilities, and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

Liquidity management

Strategic importance

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Aegon aims to have sufficient liquidity to meet cash demands even under extreme conditions. The company’s liquidity risk policy sets guidelines for its operating companies in order to achieve a prudent liquidity profile.

Sources and uses of liquidity

Aegon’s subsidiaries are primarily engaged in the life insurance business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of both liquid assets held in investment portfolios, as well as inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position so allows, to pay dividends to parent company Aegon N.V.. Liquidity is coordinated centrally and managed both at Aegon N.V. and at country unit levels.

Aegon maintains a liquidity policy that requires all operating units to project their sources and uses of liquidity over a two year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the company and the liquidity stress management plans are in place.

Aegon’s liquidity position

The main drivers of liquidity at Aegon N.V. are dividends from subsidiaries and to shareholders, movements in debt, net expenses (including interest), funding operations and the balance of acquisitions and divestitures. At June 30, 2013, Aegon N.V. held, at group level, a balance of EUR 1.9 billion in excess cash compared with EUR 2.2 billion as at the end of 2012.

Aegon’s excess liquidity is invested in highly liquid, short-term assets in accordance with the company’s internal risk management policies.

External dividends

Aegon aims to pay out a sustainable dividend to allow equity investors to share in Aegon’s performance, which can grow over time if Aegon’s performance so allows. After investment in new business to generate organic growth, capital generation in Aegon’s operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with Aegon’s capital management and liquidity risk policies.

Aegon uses cash flows from its operating subsidiaries to pay holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares. When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Also, Aegon’s operating subsidiaries are subject to local insurance regulations which could restrict dividends to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

A final dividend to common shareholders for 2011 of EUR 0.10 per common share was announced on May 16, 2012, with an interim dividend for 2012 of EUR 0.10 subsequently announced on August 9, 2012. More recently, the 2013 interim dividend amounted EUR 0.11 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The Annual General Meeting of shareholders on May 15, 2013 approved a final dividend over 2012 payable in either cash or stock related to the second half of 2012, paid in the first half of 2013. The cash dividend amounted EUR 0.11 per common share, and the stock dividend amounts to one new Aegon common share for every 47 common shares held. The stock dividend and cash dividend are approximately equal in value.

Ratings

Agency	Aegon N.V.	Aegon USA	Aegon The Netherlands	Aegon UK
Standard & Poor’s	A-	AA-	AA-	A+
Moody’s Investor Service	A3	A1	Not rated	Not rated
Fitch Ratings	A	AA-	Not rated	Not rated

Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measures is provided in note 3 “Segment information” of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that its non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Functional currencies

This report contains certain information about Aegon’s results and financial condition in USD for the Americas and GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forwardlooking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom.

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds.

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties.

•	Consequences of a potential (partial) break-up of the euro.

•	The frequency and severity of insured loss events.

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products.

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations.

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels.

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.

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Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness.

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets.

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Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers.

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates.

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Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations.

•	Acts of God, acts of terrorism, acts of war and pandemics.

•	Changes in the policies of central banks and/or governments.

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Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition.

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Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries.

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain.

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business.

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As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.

•	Customer responsiveness to both new products and distribution channels.

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products.

•	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholder’s equity.

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions.

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business.

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with the Netherlands Authority Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.